Annual Report
2005

December 1, 2004 to November 30, 2005

Q.P.Corporation

The information contained in this report is derived from the Company's Annual Securities Report in Japanese filed with the Commissioner of the Financial Services Agency on the day of February 23, 2006 in accordance with the Securities and Exchange Law, which has been translated into English for the convenience of readers outside Japan.

Corporate Name:	KEWPIE KABUSHIKI-KAISHA
English Corporate Name:	Q.P. Corporation
Name and Title of Representative:	Yutaka Suzuki President and Representative Director
Location of Head Office:	4-13, Shibuya 1-chome, Shibuya-ku, Tokyo 150-0002, Japan
Contact:	Katsuhiko Sasaki General Manager of Administration Division
Telephone:	+81-3-3486-3331
Facsimile:	+81-3-3498-1806

Table of Contents

I. Outline of the Company

1. Principal Management Index

(1) Consolidated principal management index for the five years ended November 30, 2005

Term ended		Nov. 2001	Nov. 2002	Nov. 2003	Nov. 2004	Nov. 2005
Net sales	(millions of yen)	396,697	434,480	437,032	423,727	455,007
Ordinary income	(millions of yen)	17,039	18,262	17,532	15,507	12,829
Net income	(millions of yen)	8,005	9,306	8,675	7,006	5,465
Shareholders' equity	(millions of yen)	107,428	114,015	120,504	126,768	132,412
Total assets	(millions of yen)	257,679	270,181	269,559	262,122	265,724
Shareholders' equity per share	(yen)	696.21	744.11	786.15	827.17	865.32
Net income per share	(yen)	51.78	60.36	56.08	45.18	35.25
Net income per share – diluted	(yen)	45.46	55.11	51.53	41.63	32.64
Net worth to gross capital	(%)	41.7	42.2	44.7	48.4	49.8
Return on equity	(%)	7.5	8.4	7.4	5.7	4.2
Price earnings ratio	(times)	21.0	16.2	15.5	20.0	28.9
Net cash provided by operating activities	(millions of yen)	19,603	22,829	18,550	17,377	15,686
Net cash used in investing activities	(millions of yen)	(15,157)	(25,388)	(13,419)	(12,806)	(11,625)
Net cash used in financing activities	(millions of yen)	(16,592)	(6,897)	(2,116)	(8,109)	(7,415)
Cash and cash equivalents at end of the year	(millions of yen)	24,128	16,950	19,868	16,451	13,127
Number of regular full-time employees, and [in parentheses] average number of temporary employees		6,115 [5,468]	8,550 [8,136]	8,109 [7,913]	8,529 [8,483]	8,548 [8,351]

(Notes) 1. Consumption taxes are not included in net sales.

2. The increase in sales for the term ended November 2002 business term is principally attributable to an increase in the number of consolidated subsidiaries by 11, while the increase in net income for the term was principally the result of the posting of gain on the return of the entrusted government's portion of the welfare pension.

3. To calculate shareholders' equity per share, net income per share and net income per share – diluted, the Company started applying the "Accounting Standards for Net Income per Share" (Accounting Standards No. 2) and the Guideline for Accounting Standard Application for Net Income per share (Accounting standard Application Guideline No. 4) in the term ended November 2003.

(2) Non-consolidated principal management index for the five years ended November 30, 2005

Term ended		Nov. 2001	Nov. 2002	Nov. 2003	Nov. 2004	Nov. 2005
Net sales	(millions of yen)	260,466	271,208	268,958	230,110	232,668
Ordinary income	(millions of yen)	11,329	10,582	11,248	7,663	6,453
Net income	(millions of yen)	6,268	6,030	6,805	4,529	3,769
Capital stock	(millions of yen)	24,103	24,104	24,104	24,104	24,104
Total number of outstanding shares		155,463,617	155,464,515	155,464,515	155,464,515	155,464,515
Shareholders' equity	(millions of yen)	102,596	105,794	111,395	115,012	118,987
Total assets	(millions of yen)	185,861	186,656	190,335	188,772	189,865
Shareholder's equity per share	(yen)	664.90	690.46	726.74	750.44	777.57
Yearly dividend per share, and interim dividend per share in parentheses	(yen)	12.00 [6.0]	12.00 [6.0]	12.00 [6.0]	13.00 [6.0]	13.00 [6.5]
Net income per share	(yen)	40.54	39.11	44.08	29.27	24.44
Net income per share – diluted	(yen)	35.82	35.97	40.64	27.21	22.83
Net worth to gross capital	(%)	55.2	56.7	58.5	60.9	62.7
Return on equity	(%)	6.2	5.8	6.3	4.0	3.2
Price earnings ratio	(times)	26.8	25.1	19.7	30.8	41.7
Payout ratio	(%)	29.54	30.59	27.01	44.41	53.19
Number of regular full-time employees, and [in parentheses] average number of temporary employees		2,389 [808]	2,259 [802]	2,118 [921]	2,374 [1,110]	2,444 [1,035]

(Notes) 1. Consumption taxes are not included in net sales.

2. To calculate shareholders' equity per share, net income per share and net income per share – diluted; the Company started applying the "Accounting Standards for Net Income per Share" (Accounting Standards No. 2) and the Guideline for Accounting Standard Application for Net Income per Share (Accounting Standard Application Guideline No. 4) in the term ended November 2003.

3. The decline in sales in the non-consolidated accounts for the term ended November 2004 is principally attributable to the transfer of sales department of egg materials to consolidated subsidiary Q.P. Egg Corporation.

4. The per-share dividend for the term ended November 2004 includes a ¥1 special commemorative dividend in celebration of the 85th anniversary of the Company's establishment.

2. Nature of Business

The Company's group consists of the Company, sixty consolidated subsidiaries, thirteen affiliated companies, and one other affiliated company which owns over 20% of stocks of the Company. The Group's principal businesses are manufacturing, wholesaling and warehousing.

The relationships between the Company and these affiliated companies in the above-mentioned businesses are summarized below.

The summary of the foodstuffs and distribution businesses is categorized in the same manner as in the segment information on business lines.

Business segments	Principal companies	Major handling items/services
Foodstuffs		
Mayonnaise and dressings	Q.P. Corporation Q&B Foods, Inc. Beijing Q.P. Foods Co., Ltd. Hangzhou Q.P. Foods Co., Ltd.	Mayonnaise and dressings
	Kewpie Jyozo Co., Ltd.	Vinegar
	San-ei Provisions Co., Ltd.	Seasonings
Fruit applications and cooked foods	Q.P. Corporation Aohata Corporation Co-op Food Products Co., Ltd.	Jams, pasta sauces, sweet corn, and other products in bottled, canned and/or retort form
Egg products	Q.P. Egg Corporation Zenno Q.P. Egg Station Co., Ltd.	Liquid egg, frozen egg, and dried egg
	Q.P. Corporation Kanae Foods Co., Ltd.	Egg spread, egg block, and thin egg film
	Henningsen Foods, Inc.	Dried egg
Healthcare products	Q.P. Corporation	Baby foods, health foods, nursing care foods, and soft-bag fluid containers
Vegetables and salads	Q.P. Corporation Deria Foods Co., Ltd.	Salads and other delicatessen foods
	Daily Mate Co., Ltd.	Salads, and boiled and stewed foods
	Potato Delica Co., Ltd.	Salads and potato croquettes
	Gourmet Delica Co., Ltd.	Boxed lunches and rice balls
	Sai Delica Co., Ltd.	Boxed lunches and rice balls
	Family Chef Co., Ltd.	Salads and other delicatessen foods
	Saika Co., Ltd.	Pickles
	Salad Club Co., Ltd.	Pre-cut vegetables
Distribution	K.R.S. Corporation	Overland transportation and warehousing of food products
	S.Y. Promotion Co., Ltd. Y.M. Kyuso Corporation	Transportation of food products

The Group Business Network table on Page 4 shows the relationships of the business activities of Group companies.

The shares of consolidated subsidiary K.R.S. Corporation were reclassified for trading from the second section to the first section of the Tokyo Stock Exchange (TSE), while the shares of the equity-method affiliate Aohata Corporation were registered for trading on the second section of the TSE.

(Group Business Network)



Overseas
Domestic
(A U.S. affiliate for overall management of the overseas companies)
Kifuki U.S.A. Co., Inc.
(Thirteen companies producing and selling foodstuffs and others)
Q&B Foods, Inc.
Henningsen Foods, Inc.
Henningsen Nederland B.V.
Henningsen Foods, Netherlands Inc.
Beijing Q.P. Foods Co., Ltd.
Hangzhou Q.P. Foods Co., Ltd.
7 other companies
Supply of products
Sale of products
Major wholesalers and others
Q.P. Corporation (the Company)
(Two companies producing and selling foodstuffs)
Q.P. Egg Corporation
Zenno Q.P. Egg Station Co., Ltd.
Supply of products and raw materials
Sale of products
(Thirteen companies producing and selling foodstuffs)
Kewpie Jyozo Co., Ltd.
Fujisan Sensui Co., Ltd.
Potato Delica Co., Ltd.
Saika Co., Ltd.
K pack Co., Ltd.
Kayaka Co., Ltd.
Kanae Foods Co., Ltd.
Co-op Food Products Co., Ltd.
Kowa Derika Co., Ltd.
Aohata Corporation*
3 other companies
Supply of products and raw materials
Sale of products
(A company selling foodstuffs)
Sale of products
Nakashimato Co., Ltd.†
Supply of products and raw materials
(Five companies engaging in business on consignment)
Hashikami Q.P. Co., Ltd.
K-System Co., Ltd.
Tosu Q.P. Co., Ltd.
Kewpie Ai Co., Ltd.
To Solutions Co., Ltd.*
Production on consignment
(A company of production and sale of machinery)
Shiba Seisakusyo Co., Ltd.
Supply of production facilities
(Four companies selling foodstuffs)
Deria Foods Co., Ltd.
San-ei Provisions Co., Ltd.
Deft Co., Ltd.
Salad Mate Co., Ltd.
Supply of products
Sale of products
Sale of Products
Supply of raw materials
(Eight companies producing and selling foodstuffs)
Akishima Yasai Kako Co., Ltd.
Albstar Co., Ltd.
Daily Mate Co., Ltd.
Seto Delica Co., Ltd.
Ishikari Delica Co., Ltd.
Hanshin Delica Co., Ltd.
Tosu Delica Co., Ltd.
Kitakami Delica Co., Ltd.
(Five companies producing and selling foodstuffs)
Gourmet Delica Co., Ltd.
Family Chef Co., Ltd.
Dispen Pak Japan Co., Inc.
Salad Club Co., Ltd.
Sai Delica Co., Ltd.
Sale of products
Foodstuffs Business
Sale of products outside the Group and other transactions
Major wholesalers and others
Distribution
(Twenty-one companies operating warehouses)
Distribution of products and raw materials
K.R.S. Corporation
S.Y. Promotion Co., Ltd.
Y.M. Kyuso Corporation
18 other companies
Distribution of raw materials
Distribution Business

(Note)
No-Mark : Consolidated subsidiaries
Mark *: Affiliated companies under the equity method
†: Other affiliated companies

3. Outline of Affiliated Companies

(1) Parent company

Not applicable

(2) Consolidated subsidiaries

Trade name	Address	Capital stock/ equity investment	Business lines	Voting rights percentage (Note 1)	Relationship with the Company			
					Interlocking directors (D) or corporate auditors (CA)	Finance	Operating transactions	Lease transactions
Q.P. Egg Corporation (Note 2)	Chofu, Tokyo	350 million yen	Production and sale of liquid and frozen egg	88.0	D or CA 2 Employees 10	4,208 million yen	Purchase of products and raw materials	Leases on offices
Deria Foods Co., Ltd.	Fuchu, Tokyo	50 million yen	Production and sale of salads and ready-to-eat foods	100.0	D or CA 2 Employees 3	None	Sale of products	Leases on offices
Kewpie Jyozo Co., Ltd.	Fuchu, Tokyo	450 million yen	Production and sale of vinegar	88.0	D or CA 2 Employees 3	2,422 million yen	Purchase of raw materials	Leases on offices
K.R.S. Corporation (Notes 3 & 4)	Chofu, Tokyo	4,063 million yen	Warehousing and transportation	44.9 (0.3) [5.8]	D or CA 3	None	Consignment of storage and transportation of products and raw materials of group companies	Leases on land and warehouses
San-ei Provisions Co., Ltd.	Shibuya-ku, Tokyo	57 million yen	Sale of products for commercial use	51.3	D or CA 2 Employees 2	None	Sale of products and purchase of raw materials	Leases on offices
Co-op Food Products Co., Ltd.	Shibuya-ku, Tokyo	250 million yen	Production and sale of canned foods	51.0	D or CA 2 Employees 3	1,140 million yen	Purchase of products	Leases on offices
Kanae Foods Co., Ltd.	Fuchu, Tokyo	50 million yen	Production and sale of processed egg, including egg spread, egg block, and thin egg film	88.0	D or CA 1 Employees 5	2,338 million yen	Purchase of products	Leases on offices and factories
Zenno Q.P. Egg Station Co., Ltd.	Goka-machi, Sashima-gun, Ibaraki	105 million yen	Production of dried eggs and other egg products	51.4	D or CA 2 Employees 2	65 million yen	Purchase of products	Leases on factories
Kifuki U.S.A. Co., Inc.	Delaware, USA	USD 7.17	Investment in and management of subsidiaries in USA	100.0	D or CA 2 Employee 1	None	Overall management of subsidiaries in USA	None
Q&B Foods, Inc.	California, USA	USD 4,800 thousand	Production and sale of mayonnaise and dressings	100.0 (100.0)	D or CA 1 Employees 4	None	Purchase of products	None
Henningsen Foods, Inc.	New York, USA	USD 1.92 thousand	Production and sale of egg products and dried meats	100.0 (100.0)	D or CA 1 Employees 3	Liabilities for guarantee 2,019 million yen	Purchase of products	None
Henningsen Nederland B.V.	Waalwijk, the Netherlands	Euro 359.39 thousand	Production and sale of dried meats	100.0 (100.0)	Employee 1	None	Purchase of products	None
Henningsen Foods, Netherlands Inc.	Delaware, USA	USD 2 thousand	Investment in subsidiaries in the Netherlands	100.0 (100.0)	None	None	None	None
Akishima Yasai Kako Co., Ltd.	Akishima, Tokyo	20 million yen	Processing and sale of fresh vegetables	100.0 (100.0)	Employees 4	None	Purchase of raw materials	None
Gourmet Delica Co., Ltd.	Tokorozawa, Saitama	98 million yen	Production and sale of ready-to-eat foods	100.0	D or CA 1 Employees 5	1,723 million yen	Sale of raw materials	None
Fujisan Sensui Co., Ltd.	Fujiyoshida, Yamanashi	90 million yen	Production and sale of mineral water	77.7 (15.0)	D or CA 2 Employee 1	392 million yen	Purchase of products	Leases on factories
Family Chef Co., Ltd.	Sagamihara, Kanagawa	50 million yen	Production and sale of ready-to-eat foods	70.0	D or CA 2 Employees 4	724 million yen	Sale of raw materials	Leases on factories
Daily Mate Co., Ltd.	Ome, Tokyo	20 million yen	Production and sale of ready-to-eat foods	100.0 (100.0)	Employees 7	1,504 million yen	Sale of raw materials	None
Kowa Derika Co., Ltd.	Kamisu, Ibaraki	10 million yen	Production of canned foods	100.0	D or CA 1 Employees 2	557 million yen Liabilities for guarantee 48 million yen	Purchase of products	None
Albstar Co., Ltd.	Goka-machi, Sashima-gun, Ibaraki	50 million yen	Production of frozen and chilled foods	100.0 (100.0)	Employees 6	618 million yen	Purchase of products	Leases on factories
Dispen Pak Japan Co., Inc.	Chofu, Tokyo	140 million yen	Production and sale of foodstuffs, and subdividing and packing work	51.0	D or CA 2 Employees 4	107 million yen	Purchase of products	Leases on factories
Shiba Seisakusyo Co., Ltd.	Kawasaki, Kanagawa	10 million yen	Production of machinery and equipment	100.0	D or CA 1 Employees 3	212 million yen	Purchase of machinery and equipment	None
Potato Delica Co., Ltd.	Hodaka-machi, Minamiazumi-gun, Nagano	200 million yen	Production of frozen and chilled foods	66.6 (0.8)	D or CA 3 Employees 3	324 million yen Liabilities for guarantee 94 million yen	Purchase of products	Leases on factories
Saika Co., Ltd.	Ome, Tokyo	50 million yen	Production and sale of pickles	100.0	D or CA 1 Employees 2	1,740 million yen	Purchase of products	Leases on land and offices
Deft Co., Ltd.	Shibuya-ku, Tokyo	10 million yen	Sale of seasonings, chilled foods and foodstuffs	100.0	Employees 4	None	Sale of products	Leases on offices

Trade name	Address	Capital stock/ equity investment	Business lines	Voting rights percentage (Note 1)	Relationship with the Company			
					Interlocking directors (D) or corporate auditors (CA)	Finance	Operating transactions	Lease transactions
K-System Co., Ltd.	Machida, Tokyo	50 million yen	Consigned clerical work	80.0	D or CA 2 Employees 4	369 million yen	Consignment of clerical work	Leases on offices
K pack Co., Ltd.	Goka-machi, Sashima-gun, Ibaraki	30 million yen	Production and sale of seasonings	100.0	D or CA 1 Employees 6	1,422 million yen	Purchase of products	Leases on offices
Hangzhou Q.P. Foods Co., Ltd.	Hangzhou Economic and Technological Development Zone, Zhejiang Province, China	100 million yuan	Production and sale of foodstuffs	60.0 (5.0)	D or CA 1 Employees 2	149 million yen Liabilities for guarantee 484 million yen	None	None
S.Y. Promotion Co., Ltd.	Koto-ku, Tokyo	200 million yen	Transportation	93.3 (51.0)	Employees 2	None	Transportation services	None
Seto Delica Co., Ltd.	Seto, Aichi	30 million yen	Production and sale of ready-to-eat foods	96.6 (96.6)	Employees 6	622 million yen	None	None
Ishikari Delica Co., Ltd.	Teine-ku, Sapporo, Hokkaido	30 million yen	Production and sale of ready-to-eat foods	100.0 (100.0)	Employees 4	366 million yen	None	None
Hanshin Delica Co., Ltd.	Amagasaki, Hyogo	10 million yen	Production and sale of ready-to-eat foods	100.0 (100.0)	Employees 5	250 million yen	None	Leases on factories
Salad Club Co., Ltd.	Fuchu, Tokyo	300 million yen	Processing and sale of fresh vegetables	51.0	D or CA 2 Employees 3	301 million yen	Purchase of products	Leases on factories
Y.M. Kyuso Corporation	Inagi, Tokyo	82 million yen	Warehousing and transportation	52.3 (52.3)	None	None	None	None
Beijing Q.P. Foods Co., Ltd.	Haidian-qu, Beijing, China	685 million yen	Production and sale of foodstuffs	65.0	D or CA 1 Employees 4	101 million yen Liabilities for guarantee 22 million yen	None	None
Kewpie Ai Co., Ltd.	Machida, Tokyo	30 million yen	Consigned clerical work	100.0	D or CA 3 Employees 2	None	None	None
Hashikami Q.P. Co., Ltd.	Hashikami-cho, Sannohe-gun, Aomori	10 million yen	Production and processing of foodstuffs; outsourced work	100.0	D or CA 1 Employees 3	None	Consignment of production	Leases on factories
Salad Mate Co., Ltd.	Shinjuku-ku, Tokyo	10 million yen	Sale of seasonings and processed foods	100.0	Employees 4	None	Sale of products	None
Tosu Q.P. Co., Ltd.	Tosu, Saga	10 million yen	Production and processing of foodstuffs; outsourced work	100.0	D or CA 1 Employees 4	None	Consignment of production	Leases on factories
Tosu Delica Co., Ltd.	Tosu, Saga	10 million yen	Production and sale of ready-to-eat foods	100.0 (100.0)	Employees 4	None	None	Leases on factories
Kayaka Co., Ltd.	Ayabe, Kyoto	30 million yen	Processing and sale of agricultural products	100.0	D or CA 1 Employees 2	491 million yen	Purchase of products	Leases on factories
Kitakami Delica Co., Ltd.	Kitakami, Iwate	20 million yen	Production and sale of ready-to-eat foods	100.0 (100.0)	Employees 6	1,284 million yen	None	None
Sai Delica Co., Ltd. (Note 4)	Miyaki-cho, Miyaki-gun, Saga	98 million yen	Production and sale of ready-to-eat foods	49.0 [51.0]	D or CA 2 Employees 4	1,276 million yen	None	None

(Notes) 1. Figures in parentheses under "Voting rights percentage" indicate the proportion of indirect ownership.

2. Net sales registered by Q.P. Egg Corporation (excluding sales from intra-group transactions) exceed 10% of the Company's net sales. Its major profit/loss information is as follows:

Net sales	¥64,870 million
Ordinary income	¥ 1,168 million
Net income	¥ 689 million
Shareholders' equity	¥ 4,540 million
Total assets	¥16,233 million

3. a. K.R.S. Corporation is classified under Japanese tax law as tokutei kogaisha, a special category of subsidiary.
   b. Net sales registered by K.R.S. Corporation (excluding sales from intra-group transactions) exceed 10% of the Company's consolidated net sales. As K.R.S. Corp. submits its own annual securities report to the Commissioner of the Financial Services Agency, however, specific details regarding its major profit/loss information are not published here.
4. a. K.R.S. Corporation and Sai Delica Co., Ltd. are treated as subsidiaries, even though the voting rights held by Q.P. as a percentage of total voting rights are below 50%, in view of the effective control exerted over their management.
   b. In the "Voting rights percentage" column, the figure shown in square brackets indicates the voting rights resulting from indirect shareholdings.

(3) Affiliated companies applied the equity method

Trade name	Address	Capital stock/ equity investment	Business lines	Voting rights percentage (Note 1)	Relationship with the Company			
					Interlocking directors (D) or corporate auditors (CA)	Finance	Operating transactions	Lease transactions
Summit Oil Mill Co., Ltd.	Chiba, Chiba	97 million yen	Production of vegetable oil	49.0	D or CA 1 Employee 1	None	Purchase of products	None
Aohata Corporation (Notes 2 & 3)	Takehara, Hiroshima	644 million yen	Production and sale of canned foods	16.1 (0.3)	D or CA 3	None	Purchase of products	None
Kunimi Nosankako Co., Ltd. (Note 2)	Kunimi-cho, Higashikunisaki-gun, Oita	80 million yen	Production and sale of frozen and chilled foods	17.5	Employee 1	550 million yen	Purchase of products	None
Henningsen Van Den Burg B.V.	Waalwijk, the Netherlands	Euro 5,127 thousand	Production and sale of dried eggs	50.0 (50.0)	None	None	Purchase of products	None
To Solutions Co., Ltd.	Shinjuku-ku, Tokyo	90 million yen	Planning, development, sale, maintenance and operational support of computer systems	20.0	D or CA 1	None	Consignment of calculation work, etc.	Renting of office equipment

(Notes) 1. Figures in parentheses under "Voting rights percentage" indicate the proportion of indirect ownership.
2. Although the proportion of shares held by the Company is less than 20%, the Company exercises substantial influence; thus the companies are included in the scope of equity-method affiliated companies.
3. The Company submits its own annual securities report to the Commissioner of the Financial Services Agency.

(4) Other affiliated company

Trade name	Address	Capital stock/ equity investment	Business lines	Voting rights percentage (Note)	Relationship with the Company			
					Interlocking directors (D) or corporate auditors (CA)	Finance	Operating transactions	Lease transactions
Nakashimato Co., Ltd.	Shibuya-ku, Tokyo	50 million yen	Sale of processed food	20.5 (3.2)	D or CA 4	None	Purchase of products, etc.	Leases on offices

(Note) Figure in parentheses under "Voting rights percentage" indicates the proportion of indirect ownership.

4. Employees

(1) The Company and its consolidated subsidiaries

(as of November 30, 2005)

Business segment	Number of employees
Foodstuffs	6,560 (7,526)
Distribution	1,988 (825)
Total	8,548 (8,351)

(Notes) 1. Employee figures shown outside parentheses indicate registered regular employees and long-term special contract employees, excluding the Group employees dispatched outside the Group but including workers from outside employed within the Group on dispatch. Figures within parentheses indicate short-term contract non-regular employees and workers hired on a daily, weekly or seasonal basis.
2. Figures for employees of consolidated subsidiaries are those as of September 30, 2005, with the exception of K.R.S. Corporation.

(2) The Company

(as of November 30, 2005)

Number of employees	Average age	Average years of service	Average annual salary
2,444 (1,035)	35.5	11.3	5,860,531 yen

(Notes) 1. Employee figures shown outside parentheses indicate registered regular employees and long-term special contract employees, excluding the Company employees dispatched outside the Company but including workers on dispatch from outside employed in the Company. Figures within parentheses indicate average number of short-term contract non-regular employees and workers hired on a daily, weekly or seasonal basis.
2. Average annual salary of employees refers to income before taxes, including overtime pay and bonuses.

(3) The workers' union

The workers' union of Q.P. Corporation, a single-enterprise union having no affiliation with any larger entity and enjoying friendly relations with the Company, was formed on July 14, 1962. As of November 30, 2005, 106 employees working in the Tokyo district were members of the union.

II. Business Operations

1. General

(1) Business performance (consolidated)

Although corporate earnings continued to improve during the reporting period, ended November 2005, consumer spending recovered only moderately. Meanwhile, prices of raw materials and fuels, notably crude oil, rose during the period, and the business environment remained difficult.

Amid this situation, the Q.P. Group (Q.P. Corporation, its consolidated subsidiaries, and affiliates under the equity method) recorded increased sales in both foodstuffs operations and the distribution business. Net sales rose ¥31,280 million (7.4%) year-on-year, to ¥455,007 million.

Operating income declined by ¥2,832 million (18.1%) year-on-year, to ¥12,830 million, principally as a result of higher raw materials prices. Ordinary income was down ¥2,678 million from the previous year, or 17.3%, at ¥12,829 million, while net income declined by ¥1,541 million, or 22.0%, to ¥5,465 million.

Turning to matters not directly related to day-to-day business operations, the Group continued its work toward establishing a Groupwide legal compliance system. In addition to setting up a self-auditing system across all our foodstuff production businesses, controlled by the production headquarters, we put specific directors in charge of the implementation of CSR to more fully ensure that the Group fulfills its corporate social responsibilities.

In environmental matters, another ten business premises obtained the ISO 14001 certification for environmental management systems during the period under review. With this, as of the reporting term-end, a total of 40 of the Group's businesses premises had received this certification. We also continued to address environmental issues on a wide variety of fronts. For example, we adopted a new, stronger glass for the jars in which our well-known *Aohata 55* jam, enabling a reduction in the total volume of glass produced and thus reducing the burden on the environment.

The Company's fourth issue of unsecured convertible bonds, issued in June 1994 at an issue price of ¥20,000 million, reached maturity on November 30, 2005, at which time we redeemed the remaining portion at a present value of ¥18,629 million.

(2) Business overview by segment

[Foodstuffs Business]

The niche markets for many of the product groups within the foodstuffs category have reached maturity, and the only effective way forward for companies aiming to stay ahead of the competition is to distinguish themselves from their rivals through value-added aspects such as health-promoting qualities and selectiveness in the unprocessed ingredients used, to say nothing of ensuring a high level of product safety.

In these circumstances, the Q.P. Group took various measures to catch the consumer's eye, carrying out successful sales promotion activities for our mayonnaise and salad dressing products by making recipe suggestions that ideally match up our products with the fresh vegetables available at each season. In our egg business, we concentrated our efforts on strengthening our selling capabilities so as to be able more easily to absorb the impact of fluctuation in market prices for eggs. We also focused on developing new value-added products with a healthy image in each business category, and on expanding sales of existing products for health-conscious consumers.

On the materials procurement side, prices were generally higher during the reporting period, owing to a decline in the number of egg-laying hens, while edible oil prices also moved upward as a result of firm demand in the Chinese market and higher overseas freight rates.

In the Company's foodstuffs business, positive factors operating during the reporting period included a steady increase in sales of dressings, and an improvement in the delicatessen foods business, which is now firmly on the growth track. In addition, sales of the egg business recovered. In the previous term, the transfer of the trade rights to the egg business from the parent company to a consolidated subsidiary resulted in the exclusion of egg sales for two months due to the difference in the balance sheet dates of the parent company and the said subsidiary. Sales of the foodstuffs business rose by ¥27,061 million, or 7.9%, year-on-year, to ¥367,774 million.

Operating income posted a decline of ¥2,337 million, or 14.0%, from the preceding year, to ¥14,357 million. This was due to price rises in eggs, which are the main raw material of the Company's foodstuffs business.

The following is a detailed breakdown by product of the business performance of the foodstuffs business.

a) Mayonnaise and dressings

The Company's sales campaign to mark the 80th year since the start of sales of Q.P. mayonnaise proved successful, and sales of *Roasted Sesame dressing* and health-oriented non-oil dressings increased. As a result, total sales of mayonnaise and dressings came to ¥115,211 million, up ¥3,653 million, or 3.3%, over the previous business term. In October, we launched on the market a new type of mayonnaise *Kewpie Defe* with half the normal calorie count, especially for people with high cholesterol levels. This has been approved by the Ministry of Health, Labour and Welfare as a food for specified health use.

b) Fruit applications and cooked foods

During the reporting period, we brought out a new version of our popular *Aohata 55* jam — the first such in 20 years. We enjoyed growth in sales of our *Aeru Pasta Sauce* series and mineral water products, but these successes were not sufficient to offset a slump in sales of commercial-use food products, with the result that total sales of this segment slipped ¥419 million (0.8%) below the previous year's level, to ¥50,256 million.

c) Egg products

Sales of our value-added cooked egg products, such as *Maru-Omellet* and *Torotto-Omellet*, for convenience stores, maintained a favorable level, as we had forecast. Meanwhile, in the field of fine chemicals, growth was recorded in sales of hyaluronic acid. Sales of this segment came to ¥90,197 million, a year-on-year increase of ¥13,983 million, or 18.3%. This increase is partially attributable to generally high egg prices. Technical reasons relating to sales recognition in the previous term (mentioned above) also contributed to the increase in sales.

d) Healthcare products

Although sales of baby foods and diet foods were sluggish, we saw an increase in sales of liquid foods, which have achieved popularity due to their easy-to-use containers and their superior hygienic aspects, as well as in pharmaceutical equipment. Total sales of this segment rose ¥661 million (4.6%) to ¥14,952 million.

e) Vegetables and salads

During the reporting period, the Company's new dedicated plant for the processing of delicatessen foods for sale in convenience stores went into full-scale operation, and there was an increase in the number of mass-sales retail stores ordering our cut vegetables, *salads with uncooked spring rolls*, and *noodles for salads*, which we have been promoting. Against the backdrop of changes in procurement patterns seen among mass-sales stores — our principal customers — in delicatessen foods (and amid fiercer competition between mass-sales stores and specialist shops) we launched a number of new items on the market to meet changing customer needs. Total sales of this segment registered a year-on-year gain of ¥9,181 million (10.4%) to ¥97,155 million.

[Distribution Business]

Against the backdrop of rising demand for outsourced provision of distribution services in the foodstuffs industry, the Q.P. Group's distribution business won an increased number of distribution consignment contracts. However, the business situation remained very difficult for a number of reasons: i.e. per-unit fees for distribution services have been declining due to stiff competition; as fuel prices rose during the reporting period; and the costs of product quality control and environmental measures also rose.

As a result of these factors, the Q.P. Group continued to reinforce the marketing of its asset-based third-party logistics service (a wide range of distribution businesses for nonconsolidated goods distribution, joint deliveries, and nationwide delivery). In this way, we succeeded in increasing the number of our customers in joint-delivery services seeking comprehensive distribution services encompassing goods storage and in nonconsolidated goods distribution. We also expanded the scope of operations conducted for existing customers in terms both of geographical area and type of outsourcing services. Another business line commenced during the reporting period was the operation (under outsourced service provider contracts) of call centers for customer order receipt and handling.

During the reporting period, we prepared for the start of operation (in December) of new freezer and refrigeration facilities at our Matsudo Depot. We also introduced a warehouse operation support system to raise operational efficiency, and equipped all our truck fleet with GPS equipment as well as digital tachometers, which provide a full record of each journey. These measures were part of our drive to provide additional functions while lowering costs. To secure a solid business base in the future, we have begun upgrading our multi-modal transportation service. The Kyuso Association, composed of our associated transportation and delivery companies, has obtained ISO 9001 quality assurance systems certification, with the aim of promoting further standardization of delivery service quality. We are also working toward the acquisition of certification as company that practices "green procurement."

Thanks to the above measures, sales of the Distribution Business for the reporting period came to ¥87,233 million, a year-on-year increase of ¥4,219 million, or 5.1%. Operating income, however, decreased by ¥378 million, or 8.6%, to ¥4,021 million, due mainly to higher fuel prices.

(3) Cash flows

Income before income taxes and minority interests came to ¥12,024 million, while depreciation expenses amounted to ¥12,279 million. Meanwhile, income taxes paid amounted to ¥5,001 million. As a result, net cash provided by operating activities, on a consolidated basis, came to ¥15,686 million for the reporting period, down from ¥17,377 million for the previous term.

Net cash used in investing activities amounted to ¥11,625 million, down from ¥12,806 million for the previous term, as a result of capital investment in the amount of ¥10,707 million, which was lower than the ¥12,601 million for the previous term.

Net cash used in financing activities amounted to ¥7,415 million, down from ¥8,109 million for the previous term. Cash disbursed for the redemption at maturity of convertible bonds amounted to ¥18,629 million, while dividend payments amounted to ¥2,066 million. Conversely, income from the issuance of new corporate bonds reached ¥9,937 million, and the net increase in borrowings amounted to ¥3,710 million.

As a result of the above (including foreign currency translation adjustments on cash and cash-equivalents) cash and cash equivalents at the reporting term-end amounted to ¥13,127 million, which represents a decrease of ¥3,324 million from the previous term-end.

Note: Figures shown in "II. Business Operations" are exclusive of consumption taxes.

2. Market and Order-Based Production, and Sales

(1) Market production

The production activities of the Group are carried out solely by the Foodstuffs Business, as a consequence of which there is no segmental breakdown. The value of production for the term under review is shown below.

(millions of yen)

Business segments	Term under review (from December 1, 2004 to November 30, 2005)	Year-on-year change (%)
Foodstuffs	216,650	7.6
Total	216,650	7.6

(Notes) 1. No production is involved in the distribution business.
2. Consumption taxes are not included in the above figures.

(2) Purchasing

A segmental breakdown of the value of purchases by the Group for the term under review is shown below.

(millions of yen)

Business segments	Term under review (from December 1, 2004 to November 30, 2005)	Year-on-year change (%)
Foodstuffs	53,544	0.3
Distribution	6,727	15.7
Total	60,272	1.8

(Note) Consumption taxes are not included in the above figures.

(3) Order-based production

The Group does not engage in order-based production.

(4) Sales

The following is a segmental breakdown of sales by the Group for the term under review.

(millions of yen)

Business segments	Line of products	Term under review (from December 1, 2004 to November 30, 2005)	Year-on-year change (%)
Foodstuffs	Mayonnaise and dressings	115,211	3.3
	Fruit applications and cooked foods	50,256	(0.8)
	Egg products	90,197	18.3
	Healthcare products	14,952	4.6
	Vegetables and salads	97,155	10.4
	Sub-total	367,774	7.9
Distribution		87,233	5.1
Total		455,007	7.4

3. Tasks Ahead

The Q.P. Group has formulated a three-year medium-term management plan, covering the period from December 1, 2003 to November 30, 2006.

The plan is aimed at further accelerating the reinforcement of the Group's businesses and the expansion of peripheral businesses, which were also the objectives of the former medium-term management plan. It also focuses on maximizing enterprise value (market competitiveness comprising technical capability, brand strength and cost competitiveness), by creating an increased number of products that are the best in their category or completely unique.

(1) Basic strategy of the medium-term business plan

The current medium-term management plan calls for further progress toward achieving the goals of the former plan — stability and growth — by clarifying the Group's business areas and concentrating management resources on its areas of specialization. At the same time, the plan focuses on maximizing enterprise value (market competitiveness comprising technical capability, brand strength and cost competitiveness), by creating an increased number of products that are the best in their category or completely unique.

To achieve the above-mentioned objectives of the plan, the Group will bolster its corporate structure by pursuing operations from a customer-centric viewpoint, strengthening its grip on the management of group companies, and putting energy into the training of personnel. Its business strategy focuses on reinforcing its core businesses, expanding peripheral businesses and putting new businesses on the stable growth path. Furthermore, placing emphasis on social responsibility — which is indispensable for any business corporation — the Group aims to positively contribute to environmental protection and fully implement compliance measures.

(2) Business strategies for achieving the goals of the plan

a) Mayonnaise and dressings

The Q.P. Group, which regards this segment's operations as fundamental, will do its utmost to ensure the segment's stable growth. To this end, it aims to revitalize and expand the market by developing and nurturing new products matching customer tastes. Moreover, it continues to actively introduce new serving suggestions.

Among the fields for nurturing over the medium-term, the Group will launch operations in China, where demand is expected to grow, and it also aims to develop small containers of mayonnaise and dressings, targeting the ready-to-eat food market, which is growing year by year.

b) Fruit applications and cooked foods

This segment will concentrate resources on existing market-leading — or completely unique — products, as well as work to increase its market competitiveness with high value-added, differentiated products born of its proven fruit-processing and sauce-blending technologies, taking advantage of its capabilities in raw materials procurement.

c) Egg products

This segment will strive to expand and create differentiated products using its proprietary technology, and increase sales and profits by boosting market channels for households as well as promoting commercial-use products for restaurants.

As for egg ingredients such as liquid, frozen and dried eggs, the Group instituted a program of organizational reform to more closely integrate its manufacturing and marketing operations, with the aim of speeding up decision-making and improving price competitiveness. We will implement speedy decision-making so as to better respond to changes in market needs.

d) Healthcare products
Positioning medical foods as its core products, this segment will focus on expanding sales of liquid foods. On top of this, the segment will promote sales of calorie-adjusted meals — which are prepared using special cooking and processing techniques — and increase product lineups for infants and seniors. Through such moves, the segment aims to boost both sales and profits.

The segment will also develop separate marketing channels (by product) such as: hospitals, nursing care facilities for seniors, drugstores, volume retailers, and school lunches.

e) Vegetable and salads
The delicatessen foods market, in which this segment is involved, is likely to continue growing steadily. In this market, the segment will promote marketing activities with an emphasis on proactive proposals to customers, centering on Deria Foods Co., Ltd. (consolidated subsidiary), in a bid to expand businesses and improve earnings.

The segment will also develop new markets for its core products — delicatessen foods and cut vegetables — by establishing a production framework that responds to various needs covering a wide area, and taking advantage of fast operations realized through integrated manufacture and marketing, while enabling the segment to more accurately meet the needs of local customers.

f) Distribution system segment
With its strengths in successfully operating a business throughout four temperature zones nationwide, the segment is devising distribution/logistics systems for customers that meet each region's specific market environment, as well as improving operational efficiency by implementing various measures, including group-wide reorganization and revamping of information systems.

4. Operational Risks

Among the various factors relating to the business operations and financial conditions of the Company described in this Report that may exert a significant effect on the decisions of investors are the following matters.

The Q.P. Group, in full recognition of the risks inherent in the Group's business, takes all reasonable measures to lower the degree of risk without prejudice to the conduct of viable business operations. An overview of the risks involved is given below, but this is not intended to be an exhaustive list of all risks attendant on the Group's business operations.

Forward-looking statements included in this section are based on the Group's judgment of information available as of the balance sheet date.

(1) Movements in the mayonnaise and dressing markets

Mayonnaise and dressings contribute the greatest proportion of both sales and profits to the Group. Consequently, in the event of a shrinkage in the domestic market for mayonnaise and/or dressings as a result of a decline in demand, or in the event that the market share of the Company's products falls sharply owing to competition with other makers' products, the business performance and financial position of the Q.P. Group would be severely impacted. In respect of short-term fluctuations, too, the volume of consumption of mayonnaise and dressings is affected by fluctuations in the prices of vegetables.

In view of these risks, the Group is working to decrease its reliance on mayonnaise and dressings by expanding the scale of its other business fields and diversifying into yet more new operational fields. In fact, the proportion of total Group sales and profits accounted for by mayonnaise and dressings is growing gradually smaller: for the reporting period, on a consolidated basis, the figure was 25.3% of total sales.

We make constant efforts to update our mayonnaise and dressing product line to correspond with changes in consumer preferences, developing and advertising new dishes, recipes, and conducting continuous cost-cutting initiatives involving close collaboration among all our business units. In these ways, we aim to stimulate the market by uncovering new areas of latent demand, and at the same time strengthen our competitiveness. We are also planning to expand our business in the promising Chinese market, particularly in mayonnaise and dressings.

(2) Fluctuations in the prices of principal ingredients

The principal ingredients from which the products of the Q.P. Group are made consist of hens' eggs and edible oils.

Our procurement of chicken eggs is conducted under annual fixed-volume contracts with major egg producers, as well as fixed-price contracts, and supplementary spot contract purchases on the open market and imports from overseas suppliers. We have long-established relationships of trust with major producers of edible oils. In principle, we do not buy oil through spot purchases, but under long-term contracts that assure us of sufficient supply well in advance. In the case of both eggs and oil, we take all reasonable measures to ensure that we have the necessary volume, at a reasonable cost.

We cannot, however, rule out the possibility of sharp rises in market prices, and in such an event, there is a possibility that the business performance and financial position of the Group would be adversely affected.

Fluctuations in the market prices of eggs are attributable to changes in the number of eggs laid, which, in turn, depends on the number of egg-laying hens as well as changes in demand due to varying household buying patterns. In the case of edible oils, price changes are caused by fluctuations in the market prices of soybeans and/or rapeseed, movements on the foreign exchange market, and changes in the balance of supply and demand.

(3) Product safety and other hygiene- and health related concerns

Insistence on the highest possible product quality has been the most fundamental concern of the Company since its establishment. In line with this, we rigorously and systematically pursue investment in product quality assurance systems through the use of HACCP (hazard analysis and critical control point) systems, trans-Group quality monitoring, product quality assurance and traceability systems that make use of data processing systems used in factory automation, and strict control of procured ingredients focused on insistence on meeting our safety and hygiene standards.

Simultaneously, we place great importance on ensuring a high level of concern for product quality among our employees. To this end, we both ensure that all employees are fully informed about all the issues involved, and possess the skills required to maintain high standards of hygiene and to rectify errors. This training is accomplished both through on-the-job training and through special study courses, and we constantly remind our staff that the very existence of the Company and the Group is predicated on the public's perception of us as a trustworthy organization that can be relied on to supply safe, high-quality products.

Notwithstanding the above, the management of the Q.P. Group recognizes that there exists the risk of the occurrence — by reason either of accident or of criminal intent — of incidents causing damage to the health of a consumer or consumers, such as the insertion of foreign matter into the Group's products, and false or mistaken indications on product labels, among other possibilities. In addition, the Group's products may be affected by problems of a wider social scale and thus beyond the control of the Group, such as epidemics of diseases like bovine spongiform encephalopathy (BSE). In such an event, the business performance and financial position of the Group would unavoidably be subject to an adverse impact of major proportions.

(4) Relationship with the affiliated company Nakashimato Co., Ltd.

Nakashimato Co., Ltd. an affiliated company, is the largest shareholder (including indirectly) in Q.P. Corporation, holding shares conferring 20.5% of the voting rights of the Company. Nakashimato also plays an important role in the marketing of the Company's products. Thus, a change in the relationship between the two companies would have a major effect on the business performance and financial position of Q.P. Group.

At present, however, no particular problems exist with regard to the relationship between Nakashimato Co., Ltd. and Q.P. Corporation, and the two parties are expected to maintain good relations into the foreseeable future, including a stable trading relationship.

Further details regarding Nakashimato Co., Ltd. and its trading relationship with the Company are given in Section 5. Material Contracts, and in V. Financial Conditions, Section 1. (1) Consolidated Financial Statements: related-party transactions.

(5) Relationship with the consolidated subsidiary K.R.S. Corporation

Revenue of the Group's distribution business, all of which is handled by K.R.S. Corporation (a consolidated subsidiary of Q.P. Corporation) and its subsidiaries, for the reporting term amounted to ¥87,233 million (19.2% of total Group revenues), and operating income came to ¥4,021 million (21.9% of the Group total).

Q.P. Corporation currently holds 44.9% of the total voting rights of K.R.S. Corporation (this figure includes voting rights attendant on shares held indirectly; inclusive of voting rights held by persons with a close relationship to the Company, the total percentage is 50.7%). In the event of a decline in the percentage of the Company's voting rights in the future, or changes in the management of K.R.S. Corporation and/or the trading relationship between the two companies, K.R.S. Corporation may lose the status of consolidated subsidiary of Q.P. Corporation. Such a development would, it is estimated, have a significant effect on the business performance and financial position of Q.P. Group.

In order that the Q.P. Group continue to grow in the future, the management of Q.P. Corporation recognizes that it is necessary to secure an efficient and competitive foodstuffs distribution service, as high-quality storage and delivery of food products is a key element in realizing the safety and reliability that forms the basis of the Company's business. That being so, it is a firm part of the management policy of Q.P. Corporation to maintain the status of K.R.S. Corporation as a consolidated subsidiary, in which capability we are confident that it will contribute to raising the enterprise value of the Group as a whole.

5. Material Contracts

A summary of the relationship with Nakashimato Co., Ltd. and the basic purchase contract are as follows:

(1) The relationship with Nakashimato Co., Ltd.

Nakashimato Co., Ltd. has consistently been the largest shareholder of Q.P. Corporation, and previously held the exclusive right to sell Q.P. products. In December 1972, the Company acquired from Nakashimato Co., Ltd. the right to sell its own products, and concluded a basic purchase contract with Nakashimato Co., Ltd. to take over its sales network as well as its rights to distribute foodstuffs manufactured elsewhere, including canned and frozen foods.

(2) The basic purchase contract

Under the basic purchase contract, concluded with Nakashimato Co., Ltd. on December 1, 1972, Q.P. Corporation purchases a portion of group-produced bottled, canned, and frozen foodstuffs which it plans to sell subsequently, via Nakashimato Co., Ltd. This contract is reviewed every year and renewed automatically on the agreement of both parties.

6. Research and Development

In addition to its basic commitment to ensuring a high level of product quality and safety, the Q.P. Group also dedicates itself to producing and selling tastier and healthier foods at reasonable prices.

In line with this corporate stance, we carry out extensive research and development in all our separate lines of business — mayonnaise & dressings, fruit applications & cooked foods, egg products, healthcare products, and vegetables & salads.

Research and development is carried out through close cooperation among the Company Laboratory, Technical R&D Division, Laboratory of Horticulture, and the R&D facilities of consolidated subsidiaries at home and abroad, including Kewpie Jyozo Co., Ltd., Kanae Foods Co., Ltd., Co-op Food Products Co., Ltd., Potato Delica Co., Ltd., Henningsen Foods, Inc., Beijing Q.P. Foods Co., Ltd. and Hangzhou Q.P. Foods Co., Ltd.

The Company Laboratory, the core of the Q.P. Group's R&D activities, develops original technologies and conceives new ideas for the employment of raw materials, striving to create and nurture the best products. The Company Laboratory led the Group's R&D divisions in creating original and competitive products as part of its product development program.

Under the three-year medium management plan, which started from the previous term, the Q.P. Group will strengthen its R&D framework, aiming to acquire an R&D capability that will be recognized around the world. The Company Laboratory consists of three centers: the Fundamental Technology Center, which engages in studying fundamental technologies for foods; the Product Development Center; and the Egg R&D Center, which is the core of the egg business, in which the Group aims to be the world's leading company in the future.

In addition to food R&D, the Technical R&D Division, with its in-house information technology, develops production lines and computer software that will raise the level of production efficiency of the Group, and enhance their quality assurance systems. At the Laboratory of Horticulture, staffs are studying the development of a method for the reliable cultivation of vegetables at a low energy cost, and of hygiene control, utilizing the TS Farm cultivation facility.

Total research and development expenses for the Group for the term under review amounted to ¥2,942 million on a consolidated basis.

The following is a summary of the research and development activities of each business segment.

(1) Foodstuffs business

During the reporting period, the Group's basic technology research efforts focused on the development and launching of the world's first soft plastic bottle that is impermeable to oxygen. These bottles are being used as containers for our *Kewpie Half* mayonnaise, which is a product for heath-conscious consumers that contains only half the calories of standard mayonnaise. At a conference of the Institute of Food Technologists in the United States, we announced the development of our new technology for use in the production of *Kewpie Defe*, in which we employ an emulsifying stabilizer formed from egg yolk mixed with vegetable sterols. Furthermore, at a meeting of the Japanese Society of Nutrition and Food Science, it was announced that the consumption of carrots together with our egg-yolk-type mayonnaise enables people to absorb around 4.2 times as much Beta carotene.

In new product development, the Company's *Kewpie Defe* mayonnaise became the first of our products to receive designation from the Ministry of Health, Labour and Welfare as a food for specified health use, for their effectiveness in reducing blood cholesterol levels. We now have a full lineup of mayonnaise products to satisfy all consumer preferences.

In products for commercial use, we launched *Mayonnaise SR*, designed for a wide range of applications. In products for home use, we launched various new salad dressings, including *sautéed onion flavor*, the *Spice & Herb* low-calorie dressing, and four new products in our non-oil salad dressing line.

In the *Junsai* (Seasonal Variety) brand, we added two new salad dressings, two new sauces, and four new chilled dressings. In traditional Japanese-style sauces, we launched *Deep-Roasted Sesame* and *Citron-with-Pepper*. For commercial use, we launched eight new products, including *Roasted Nuts flavor* and *Anchovy flavor dressings*. In chilled dressings, we began sales of *Thousand Island*, *French*, and *Onion Aroma*. In addition to these, we introduced a large number of new products to lineup, including 18 specially designed for convenience stores, 9 for fast food retailers, 5 for conventional restaurants, and 25 for sales to ready-to-eat food processing companies. We also launched 35 varieties of salad dressings and traditional Japanese sauces in small containers (one-person servings and similar).

In the Fruit Applications and Cooked Foods business, we launched five items in a new *Let's SAND* sandwich line, while in the *Deli's Bar* series of snacks and hors d'oeuvres we put eight new items on sale. We also launched a new *dry curry* item, as well as five items in our series of retort pasta sauces, and three items in our pasta-with-salad sauce line.

In the market for bread spreads, we brought out new, improved versions of three items, which are now produced by a special "spread-whip" technique, making them smoother and easier to spread. In products for commercial users, we launched *White Gruel* and *Half-Sprouted Brown Rice Gruel*, as well as *Egg Gruel* and *Plum Gruel* for major hotel customers. In pasta sauces, we launched five new items targeted at convenience stores, two items for fast food restaurants, and 13 items for other types of restaurant. In soups, we launched two for fast food chains and five for other restaurants.

Turning to egg products, in the field of egg material products, the major convenience store chains continued to use our dried eggs for their cooked, ready-to-eat noodle products. During the reporting period, we succeeded in commercializing our heat-processed frozen caramel-flavored custard puddings. In boiled egg products, we added chilled *Old-Fashioned Japanese-style boiled eggs*, and boiled eggs for oden (Japanese hotchpotch) sold at convenience stores.

Turning to processed egg products, our *Frozen Soft Eggs* have become popular as toppings for noodle dishes or beef-bowl and other bowl dishes with convenience stores and restaurants.

In the field of Fine Chemicals, our consolidated subsidiary Kewpie Jyozo Co., Ltd. is producing hyaluronic acid using a fermentation technique, and selling it to cosmetics manufacturers. In addition, we applied liposome technology to lecithing to produce and launch our *coenzyme Q10* products for cosmetics manufacturers, and lactoferrin for use as a food additive. In supplements, we launched *alpha lipoic acid* products, and *Astaxanthin & Tocotrienol* products.

In the field of healthcare foods, we expanded our lineup in our *Diet Sengen* series in all three major categories of Japanese cuisine, Western cuisine, and various Southeast Asian cuisines. This included two kinds of brown rice risotto, and two kinds of noodles made of kanten (agar gelatin). In foods for home nursing care, in our *Kewpie's Easy-to-Eat Menu* we newly introduced one new item that is easy to chew, and three new items that need no chewing at all. In liquid foods, we launched the new bagged series *Liquid Diet K-4SP*, which is sold in a container designed to take into account the needs of nurses and other medical care workers in respect of improved ease of handling and disposability.

In baby foods, we launched three new items that do not contain any of the five substances identified by the health authorities as being the worst in causing allergies in a significant proportion of the population. We also put on sale three items that do not contain any of the top 25 allergens. In our *Gourmet Baby* series, we added ten new items to our product lineup.

In the vegetables and salad segment, we extended out our product lineup with the addition of 3 new salads with hyaluronic acid supplements, 2 salads with herbs, and 2 especially nutritious salads. In total, our product lineup expanded by 33 items during the reporting period. In sales to major fast food restaurant chains, several major customers have chosen our Tartar sauce and Thousand Island salad dressing. In sales to mass retail stores and convenience store chains, we newly developed and brought to market 200 items.

In addition to the product developments described above, our Technology Development Division has devised, and is currently running tests on, an in-house traceability system using two-dimensional barcodes and conforming to the standards advocated by the Distribution Systems Research Institute (a non-profit foundation) in its guidelines on the establishment of a system enabling trace-backs on imported and distributed raw materials (unprocessed food).

Our group company in China, Hangzhou Q.P. Foods Co., Ltd., also developed and put on sale a number of new products during the reporting period, including mayonnaises, salad dressings, jams, and pasta sauces for sales to the consumer, as well as mayonnaises and egg spreads for commercial customers.

As a result of the development efforts described above, R&D costs of the Foodstuffs segment for the reporting period came to ¥2,942 million.

(2) Distribution business

There is nothing to report regarding R&D of this segment for the reporting period.

7. Financial Position and Business Performance

Forward-looking statements included in this section are based on information available to the Company's management as of the balance sheet date.

(1) Summary of significant accounting policies and the use of estimates

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Japan, and necessarily include amounts based on estimates and assumptions by management regarding term-end balances of assets and liabilities, as well as income and expenses for the reporting term. Actual results could differ from these estimates.

The basis of preparation for consolidated financial statements is described in V. Financial Conditions. We consider the following significant accounting policies to have a material effect on our estimates.

a) Allowance for doubtful accounts

Provision is made for possible losses on receivables in an amount deemed necessary based on individual assessment for specific bad debt and the historical default rates for other receivables. The possibility cannot be ruled out that additional provision is required and that larger losses will be recognized than our current estimate in the event of deterioration in our customers' financial position and payment capabilities.

b) Impairment losses on investments in securities

Other securities (including investments in securities) with market quotations are stated at fair market value, and those without market quotations are stated at cost. Based on reasonable criteria, the Company recognizes impairment losses on investment securities, taking into consideration declines in prices of equity shares and the deterioration of the business performance of companies in which the Company has invested.

We have posted losses under accounting for impairment and currently have no investments in securities subject to such accounting. In the future, however, impairment losses could be generated as the possibility of recognition of losses and defaults cannot be ruled out.

c) Deferred tax assets

Deferred tax assets are reported in the amount deemed collectible based on reasonable assessment of future taxable income. Changes in estimated collectible amounts, however, could have an effect on earnings due to reversal of or additional provision to deferred tax assets.

(2) Analysis of business performance

a) Sales

Net sales increased by ¥31,280 million, or 7.4% year-on-year, to ¥455,007 million on a consolidated basis. By segment, sales of the Foodstuffs Business rose ¥27,061 million (7.9%) year-on-year, to ¥367,774 million, mainly as a result of a steady growth in sales of salad dressings, as well as the fact that the Group's new ready-to-eat food processing plant commenced full-scale operations during the term. A one-time factor involving the transfer to a subsidiary of the trade rights of the Company's Egg Business resulted in a two-month shortfall of this business's revenue in the previous term. Additionally, sales of egg-based materials increased in line with the rise in the market price of eggs.

Sales of the Distribution Business rose by ¥4,219 million (5.1%) year-on-year, to ¥87,233 million. This was achieved through strengthened marketing, by means of which the Company succeeded in acquiring new customers and in expanding its business with existing customers.

b) Operating income

Operating income registered a year-on-year decline of ¥2,832 million, or 18.1%, to ¥12,830 million. By segment, operating income for the Foodstuffs Business posted a year-on-year drop of ¥2,337 million (14.0%) to ¥14,357 million. This is largely attributable to higher prices of eggs, our principal raw material, and to increased advertising expenses involved in the promotion of new products.

The Distribution Business recorded a decline of ¥378 million, or 8.6%, to ¥4,021 million.

c) Ordinary income

Non-operating income fell ¥114 million year-on-year, to ¥1,276 million, largely as a result of decreased returns on investments in affiliates under the equity method. Non-operating expenses declined by ¥268 million to ¥1,277 million, mainly as a result of a decrease in losses on scrapped inventory. Consequently, a net non-operating loss of ¥1 million was registered.

As a result, ordinary income registered a year-on-year decline of ¥2,678 million, or 17.3%, to ¥12,829 million.

d) Net income

Extraordinary income, mainly consisting of gains on the sale of investment securities, came to ¥361 million. This represented a decline of ¥573 million year-on-year owing to the non-repetition of the one-time gains recorded in the previous term on the settlement of the welfare fund (the return of the entrusted government's portion of the welfare pension), which amounted to ¥610 million. Extraordinary losses amounted to ¥1,166 million, mainly due to losses on disposal of fixed assets. Compared with the previous fiscal year, when losses were posted on the sale of investments in an overseas subsidiary, extraordinary losses for the reporting period were smaller by ¥391 million. As a result, the Company registered a net extraordinary loss of ¥805 million.

As a result of the above, income before income taxes and minority interests declined by ¥2,859 million (19.2%) year-on-year, to ¥12,024 million. Income taxes amounted to ¥3,388 million, deferred income taxes to ¥1,910 million, and minority interests to ¥1,260 million. Consequently, net income posted a year-on-year decline of ¥1,541 million, or 22.0%, to ¥5,465 million.

Earnings per share came to ¥35.25 for the reporting period (compared with ¥45.18 for the previous term), and the return on equity (ROE) came to 4.2% (compared with 5.7% for the previous term).

(3) Financial position

a) Assets

Current assets declined by ¥3,678 million during the reporting period, to stand at ¥100,517 million at the term-end. This is mainly attributable to a ¥3,944 million decrease in cash and cash equivalents caused by the redemption of convertible bonds.

Fixed assets increased by ¥7,429 million over the previous term-end, to ¥164,766 million. In addition to an increase in the book value of investment securities in the amount of ¥2,698 million a result of an across-the-board rise in prices on the stock market, an increase in prepaid pension expenses pushed up the book value of Investment and Other Assets by ¥8,070 million.

In the category of deferred assets, ¥440 million in expenses involved in preparing the new ready-to-eat food processing plant for operation start-up were recorded as "business commencement costs."

As a result of the above, total assets increased by ¥3,602 million over the previous term-end, to ¥265,724 million.

b) Liabilities, minority interests and shareholders' equity

Total liabilities decreased by ¥3,421 million from the previous term-end, to stand at ¥115,391 million. Long-term debt increased by ¥11,297 million as a result of the issuance of corporate bonds in the amount of ¥10,000 million, among other factors, while current liabilities decreased by ¥14,718 million in spite of a ¥6,282 million increase in short-term borrowings, thanks to the compensatory effect of redemption of convertible bonds in the amount of ¥18,629 million.

As a result of the redemption of convertible bonds, among other factors, the term-end balance of interest-bearing liabilities decreased by ¥4,745 million compared with the previous term-end, to ¥38,042 million.

Minority interests rose ¥1,378 million to ¥17,919 million.

Shareholders' equity posted a year-on-year gain of ¥5,644 million, to ¥132,412 million, due to a ¥3,310 million growth in retained earnings and a ¥2,618 million rise in unrealized gains on "other" available-for-sale securities holdings.

As a result, the equity ratio (shareholders' equity as a percentage of total assets) rose 1.4 percentage points to 49.8%, and shareholders' equity per share rose ¥38.15 to ¥865.32.

c) Cash flow analysis

Cash flows from operating activities resulted in a net cash inflow of ¥15,686 million, compared with a ¥17,377 million inflow for the previous term. This is mainly attributable to the posting of ¥12,024 million under income before income tax and minority interests (¥14,883 million for the previous term).

Cash flows from investing activities resulted in a net cash outflow of ¥11,625 million (compared with an outflow of ¥12,806 million for the previous term), largely as a result of capital expenditures in the amount of ¥10,707 million.

Cash flows from financing activities resulted in a net cash outflow of ¥7,415 million (compared with an outflow of ¥8,109 million for the previous term), mainly as a result of ¥18,629 million in expenditures for the redemption at maturity of convertible bonds, which more than offset the ¥9,937 million in revenue from the issue of new corporate bonds.

After taking into account the impact of exchange rate changes, cash and cash equivalents at the reporting term-end came to ¥13,127 million, a decrease of ¥3,324 million from the ¥16,451 million recorded at the previous term-end.

The principal finance-related cash flow indicators of the Company, on a consolidated basis, are as follows.

Term ended		Nov. 2003	Nov. 2004	Nov. 2005
Equity ratio	(%)	44.7	48.4	49.8
Equity ratio based on market price	(%)	49.4	52.7	58.6
Debt service coverage	(years)	2.7	2.5	2.4
Interest coverage ratio	(times)	23.7	27.9	29.5

(Definition)

Equity ratio = Shareholders' equity / Total assets

Equity ratio based on market price = Market value of total stock / Total assets

Debt service coverage = Interest-bearing debt / Operating cash flow

Interest coverage ratio = Operating cash flow / Interest paid

(Notes)

1. Each index is calculated based on consolidated financial figures.
2. Market value of total stock is calculated by multiplying the final market price by the number of outstanding shares at the end of fiscal year (excluding treasury stock).
3. Interest-bearing debt includes all debts whose interest is paid in the consolidated balance sheet.
4. "Operating cash flow" and "Interest paid" is the figure of Net cash provided by operating activities and Interest paid reported in the consolidated statements of cash flows, respectively.

III. Facilities and Equipment

1. Investments in Facilities and Equipment

As a result of continuous investments to augment, upgrade and streamline facilities, the Q.P. Group invested a total of ¥12,102 million in facilities and equipment during the term under review. These investments were part of the Company's efforts to preserve the environment and were made for the purpose of improving product safety, reducing production costs, and developing products to meet customers' needs.

Investments in facilities and equipment for the respective business segments were as follows:

[Foodstuffs Business]

The principal investments in this business segment during the term under review were for the purpose of augmenting and streamlining facilities for the production of mayonnaise and egg products as well as enhancing product quality and preserving the environment. A total of ¥10,027 million was invested in facilities and equipment for the food business segment.

[Distribution Business]

The principal investments during the term under review were made for the purpose of streamlining and upgrading warehouse facilities. A total of ¥2,074 million was invested in facilities and equipment for the distribution business segment.

There were no sales or removals of facilities and equipment that have a significant impact on production capacity.

Consumption taxes are not included in the above figures.

2. Principal Facilities and Equipment

Investments in facilities and equipment, and the number of employees working at each site on November 30, 2005 are as follows:

(1) The Company

Site	Business segment	Facilities and equipment	Book value (millions of yen)					Number of employees
			Buildings and structures	Machinery, equipment and transportation equipment	Land (m^2)	Other	Total	
Hashikami Factory (Hashikami-cho, Sannohe-gun, Aomori)	Foodstuffs	For frozen, chilled and retort foods	1,085	649	553 (46,365)	13	2,300	1 (—)
Goka Factory (Goka-machi, Sashima-gun, Ibaraki)	Foodstuffs	For mayonnaise and dressings, egg products	4,831	2,989	2,473 (186,445)	57	10,352	176 (110)
Sengawa Factory (Chofu, Tokyo)	Foodstuffs	For mayonnaise and dressings, frozen and chilled foods	2,119	1,926	24 (16,571)	54	4,124	143 (120)
Nakagawara Factory (Fuchu, Tokyo)	Foodstuffs	For mayonnaise and dressings, frozen and chilled foods, canned foods	5,225	2,246	519 (79,848)	50	8,041	187 (297)
Koromo Factory (Toyota, Aichi)	Foodstuffs	For mayonnaise and dressings, egg products, frozen and chilled foods	1,070	1,983	16 (37,876)	29	3,100	217 (166)
Itami Factory (Itami, Hyogo)	Foodstuffs	For mayonnaise and dressings, egg products, frozen and chilled foods	3,074	2,840	2,113 (36,138)	42	8,070	145 (210)
Izumisano Factory (Izumisano, Osaka)	Foodstuffs	For mayonnaise and dressings, egg products, frozen and chilled foods	1,085	721	663 (18,576)	10	2,481	65 (73)
Tosu Factory (Tosu, Saga)	Foodstuffs	For mayonnaise and dressings, egg products, canned foods, frozen and chilled foods	2,015	1,999	363 (53,958)	22	4,401	1 (—)
Head Office (Shibuya-ku, Tokyo)	General control	For others	482 [6,156]	384	14 (433)	208	1,090	517 (17)
Tokyo Branch and other 10 branches and 22 sales offices	Foodstuffs	For others	53 [16,260]	1	— (—)	46	101	787 (23)
Laboratory (Fuchu, Tokyo)	Foodstuffs	For research and development	990	163	31 (7,261)	100	1,286	202 (—)
Kobe Distribution Center (Kobe, Hyogo)	Foodstuffs and distribution	For warehousing and distribution	1,707	348	4,555 (31,105)	2	6,613	3 (19)

(Notes) 1. "Other" listed under Book value includes tools, furniture and fixtures (construction in progress is excluded), and the amounts exclude consumption taxes.
2. The figures in brackets under Buildings and structures indicate the total area [m^2] of leased properties.
3. Under Number of employees, the figures in parentheses indicate the number of temporary employees.

(2) Domestic subsidiaries

Trade name	Site	Business segment	Facilities and equipment	Book value (millions of yen)					Number of employees
				Buildings and structures	Machinery, equipment and transportation equipment	Land (m²)	Other	Total	
Q.P. Egg Corporation	Niigata Factory (Niigata, Niigata)	Foodstuffs	For foodstuffs	78	6	580 (4,648)	0	665	36 (5)
	Kurimoto Center (Kurimoto-cho, Katori-gun, Chiba)	Foodstuffs	For foodstuffs	369	24	623 (10,511)	0	1,018	35 (12)
	Nishinomiya Office (Nishinomiya, Hyogo)	Foodstuffs	For foodstuffs	128	6	346 (4,007)	0	482	38 (9)
Kewpie Jyozo Co., Ltd.	Goka Factory (Goka-machi, Sashima-gun, Ibaraki)	Foodstuffs	For foodstuffs	778	617	1,802 (29,788)	68	3,267	65 (87)
	Shiga Factory (Aisyo-cho, Echi-gun, Shiga)	Foodstuffs	For foodstuffs	267	490	88 (20,265)	37	883	43 (48)
K.R.S. Corporation	Hokkaido Bloc (Ishikari, Hokkaido)	Distribution	Trucking and warehousing	949	65	706 (20,530)	2	1,722	16 (14)
	Tohoku First Bloc (Miyagino-ku, Sendai, Miyagi)	Distribution	Trucking and warehousing	747	104	275 (25,649)	6	1,132	32 (13)
	Tohoku Second Bloc (Kahoku-cho, Nishimurayama-gun, Yamagata)	Distribution	Trucking and warehousing	671	50	643 (21,777)	1	1,366	20 (9)
	Kanto First Bloc (Goka-machi, Sashima-gun, Ibaraki)	Distribution	Trucking and warehousing	939	49	2,415 (40,754)	3	3,408	38 (18)
	Kanto Second Bloc (Goka-machi, Sashima-gun, Ibaraki)	Distribution	Trucking and warehousing	1,110	92	3,734 (39,720)	12	4,949	29 (18)
	Osaka First Bloc (Itami, Hyogo)	Distribution	Trucking and warehousing	681	82	383 (3,119)	5	1,154	55 (34)
	Chugoku-Shikoku Bloc (Higashi-Hiroshima, Hiroshima)	Distribution	Trucking and warehousing	447	77	580 (15,348)	7	1,113	20 (9)
Kanae Foods Co., Ltd.	Owari Factory (Kasugai, Aichi)	Foodstuffs	For foodstuffs	1,555	242	1,013 (22,084)	5	2,817	34 (92)
	Tsukuba Factory (Mitsukaido, Ibaraki)	Foodstuffs	For foodstuffs	1,390	597	796 (16,946)	10	2,795	44 (99)
	Tama Factory (Tama, Tokyo)	Foodstuffs	For foodstuffs	131	38	154 (934)	3	326	15 (34)
	Kasugai Factory (Kasugai, Aichi)	Foodstuffs	For foodstuffs	199	125	42 (486)	6	373	25 (77)
	Fujiyoshida Factory (Fujiyoshida, Yamanashi)	Foodstuffs	For foodstuffs	132	129	152 (5,447)	3	417	28 (97)
Gourmet Delica Co., Ltd.	Soka Factory (Soka, Saitama)	Foodstuffs	For foodstuffs	755	110	964 (5,643)	2	1,833	24 (255)

Trade name	Site	Business segment	Facilities and equipment	Book value (millions of yen)					Number of employees
				Buildings and structures	Machinery, equipment and transportation equipment	Land (m²)	Other	Total	
Daily Mate Co., Ltd.	Head Office and Factory (Ome, Tokyo)	Foodstuffs	For foodstuffs	454	108	798 (10,364)	4	1,365	50 (337)
	Ome Factory (Ome, Tokyo)	Foodstuffs	For foodstuffs	537	24	200 (4,761)	0	762	9 (111)
Deria Foods Co., Ltd.	Kitakami Delica Co., Ltd. (Kitakami, Iwate)	Foodstuffs	For foodstuffs	832	110	194 (11,526)	4	1,143	27 (127)
Co-op Food Products Co., Ltd.	Tohoku Factory (Fukushima, Fukushima)	Foodstuffs	For foodstuffs	847	477	84 (35,593)	7	1,416	61 (116)
	Kyushu Factory (Kumamoto, Kumamoto)	Foodstuffs	For foodstuffs	425	417	172 (35,689)	14	1,030	80 (178)
Dispen Pak Japan Co., Inc.	Minami-Ashigara Factory (Minami-Ashigara, Kanagawa)	Foodstuffs	For foodstuffs	470	579	836 (7,697)	7	1,893	31 (41)

(Notes) 1. "Other" listed under Book value includes tools, furniture and fixtures (construction in progress is excluded), and the amounts exclude consumption taxes.
2. Under Number of employees, the figures in parentheses indicate the number of temporary employees.

(3) Foreign subsidiaries

Trade name	Site	Business segment	Facilities and equipment	Book value (millions of yen)					Number of employees
				Buildings and structures	Machinery, equipment and transportation equipment	Land (m²)	Other	Total	
Q&B Foods, Inc.	California, USA	Foodstuffs	For foodstuffs	177	166	92 (13,152)	0	437	88 (17)
Henningsen Nederland B.V.	Waalwijk, the Netherlands	Foodstuffs	For foodstuffs	297	57	30 (9,915)	11	397	35 (—)
Henningsen Foods, Inc.	New York, USA	Foodstuffs	For foodstuffs	478	538	37 (45,163)	27	1,081	243 (1)

(Notes) 1. "Other" listed under Book value includes tools, furniture and fixtures (construction in progress is excluded), and the amounts exclude consumption taxes.
2. Under Number of employees, the figures in parentheses indicate the number of temporary employees.

IV. The Company

1. Shares

(1) Number of authorized and outstanding shares

a) Authorized shares

Class	Number of authorized shares
Common stock	250,004,000
Total	250,004,000

(Note) The Articles of Incorporation state that when shares are cancelled, the same number must be deducted from the number of authorized shares.

b) Outstanding shares

Class	Number of shares issued		Stock exchange	Remarks
	End of term (Nov. 30, 2005)	Filing date (Feb. 23, 2006)		
Common stock	155,464,515	155,464,515	Tokyo Stock Exchange (First Section)	Refers to ordinary shares of Company stock with no voting right restrictions
Total	155,464,515	155,464,515	—	—

(2) Share subscription rights

No information available

(3) Principal shareholders

(as of November 30, 2005)

Trade name	Address	Number of the Company's shares held (A) (thousand)	Ratio of (A) to the total number of outstanding shares (%)
Nakashimato Co., Ltd.	4-13, Shibuya 1-chome, Shibuya-ku, Tokyo	26,371	16.96
The Master Trust Bank of Japan, Ltd.	11-3, Hamamatsu-cho 2-chome, Minato-ku, Tokyo	5,764	3.71
Touka Co., Ltd.	4-13, Shibuya 1-chome, Shibuya-ku, Tokyo	4,872	3.13
Mizuho Trust & Banking Co., Ltd., employee pension trust, asset management service trust for beneficiary of the retrust	8-12, Harumi 1-chome, Chuo-ku, Tokyo	4,585	2.95
Japan Trustee Service Bank, Ltd.	8-11, Harumi 1-chome, Chuo-ku, Tokyo	4,545	2.92
Kieikai Research Foundation	4-13, Shibuya 1-chome, Shibuya-ku, Tokyo	4,251	2.73
National Mutual Insurance Federation of Agricultural Co-operatives (Zenkyoren)	7-9, Hirakawa-cho 2-chome, Chiyoda-ku, Tokyo	4,004	2.58
Sumitomo Mitsui Banking Corp.	1-2, Yuraku-cho 1-chome, Chiyoda-ku, Tokyo	3,208	2.06
Nippon Life Insurance Company	6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo	3,132	2.02
The Dai-ichi Mutual Life Insurance Company	13-1, Yuraku-cho 1-chome, Chiyoda-ku, Tokyo	3,012	1.94
Total		63,744	41.00

(4) Stock options

Date resolution passed	February 23, 2001
Qualified beneficiaries	21 directors 669 employees of section chief or higher rank
Type of shares for which new subscription rights offered	Common stock
Maximum number of shares	1,141,000
Exercise price	¥1,089 (Notes 1, 2)
Subscription rights exercise period	From Dec. 1, 2003 to Nov. 30, 2006
Conditions for exercising subscription rights	(Note 3)
Details regarding transfer of share subscription rights	Share subscription rights cannot be transferred or altered.

(Notes) 1. The figure listed is the share transfer price.

2. When the Company makes a stock split or issues shares at a price lower than fair value (except for conversions from convertible bonds or when exercising the right to purchase shares), the transfer price is adjusted using the following formula and fractions of less than 1 yen are rounded up to the next yen.

$$\text{Adjusted transfer price} = \text{Transfer price before adjustment} \times \frac{\text{Number of outstanding shares} + \dfrac{\text{Number of newly issued shares} \times \text{Amount paid in per share}}{\text{Market price before stock split or share issuance}}}{\text{Number of outstanding shares} + \text{Number of shares increased by stock split or share issuance}}$$

3. Subscription rights may still be exercised even if the beneficiary is no longer a director or employee of the Company. If the original beneficiary is dead, subscription rights may still be exercised by the designated successor of the subscription rights in question. In all cases, however, the exercise of subscription rights is prefaced on the proper completion of all necessary procedures pertaining to the inheritance of said subscription rights in accordance with the stock option contract between the original beneficiary and the Company. Other details regarding this matter can be found in the abovementioned contract.

2. Acquisition of the Company's Own Shares

(1) Acquisition of the Company's own shares in accordance with resolutions at a regular general meeting of shareholders or of the Board of Directors

a) Acquisition of the Company's own shares since the previous regular general meeting of shareholders

Nothing to report

b) Resolution for acquisition of the Company's own shares at the regular general meeting of shareholders for the reporting term

Nothing to report

(2) Acquisition of the Company's own shares, capital decrease, cancellation of ordinary shares utilizing retained earnings, or redemption of the Company's shares in accordance with the provisions of the Articles of Incorporation

a) Acquisition of the Company's own shares since the previous general meeting of shareholders

Nothing to report

b) Resolution at the general meeting of shareholders for the reporting term concerning acquisition of the Company's own shares

Nothing to report

3. Dividend Policy

Placing great importance on shareholder ROI (return on investment), the Company has consistently paid stable dividends, and has carried out stock split and cancellation of shares in treasury as necessary. The Company plans to consistently pay a dividend, giving full consideration to the results of the Company's term performance, its overall financial position, and the overall corporate climate.

We will give the top priority to dividend payment and maintain, in principle, a minimum payout ratio of 20% (based on net income on a consolidated basis). Furthermore, we intend to steadily increase dividend per share through a combination of increased net income amount and a higher payout ratio. While endeavoring to secure adequate internal reserves to strengthen the Company's financial position and provide an adequate supply of funds to ensure future expansion, the Company will take a medium- to long-term view and continue to allocate funds to the improvement of its facilities and equipment, research and development, and the further streamlining of operations, in order to enhance its competitiveness.

In line with the above objectives, and mindful of forecasts expecting a continued harsh business climate, the Company paid a ¥13 per share dividend for the term under review (¥6.5 of which was distributed as an interim dividend). As a result, the Company's payout ratio came to 36.9% for the reporting period on a consolidated basis, and 53.2% on a non-consolidated basis. Issues concerning the payment of interim dividends were settled by resolution of the Board of Directors on July 11, 2005.

4. Stock Price Movements

Highest and lowest price for the most recent five terms ended November 30, 2005	Term ended	Nov. 2001	Nov. 2002	Nov. 2003	Nov. 2004	Nov. 2005	
	Highest (yen)	1,192	1,110	989	955	1,103	
	Lowest (yen)	924	950	835	846	850	
Highest and lowest price for the most recent six months ended November 30, 2005	Month in 2005	June	July	August	September	October	November
	Highest (yen)	950	936	977	1,101	1,103	1,072
	Lowest (yen)	912	905	907	956	982	1,006

(Note) Share prices are those on the Tokyo Stock Exchange, First Section.

5. Directors and Corporate Auditors

Name	Title	Installation date	Date of birth
Yutaka Suzuki	President and Representative Director	February 2001	December 6, 1949
Shizuo Hatanaka	Managing Director	February 1995	April 13, 1944
Amane Nakashima	Managing Director	February 1997	September 26, 1959
Toshimasa Tatebe	Managing Director	February 2001	October 31, 1944
Hidenobu Yamagami	Director	February 2001	October 15, 1945
Ietoki Shima	Director	February 2001	March 22, 1947
Mineo Hasegawa	Director	February 2001	July 29, 1947
Mitsugu Endo	Director	February 2001	March 19, 1948
Minesaburo Miyake	Director	February 2003	July 22, 1952
Katsuhiko Sasaki	Director	February 2004	March 8, 1946
Akio Okumura	Director	February 2005	January 14, 1951
Hidefumi Tachibana	Director	February 2005	February 15, 1951
Kuniaki Ishikawa	Director	February 1999	June 6, 1946
Osamu Muranaka	Standing Corporate Auditor	February 1998	March 22, 1945
Yasuo Hirakuri	Standing Corporate Auditor	February 2004	November 18, 1948
Kazuo Kawakami	Corporate Auditor	February 1998	April 26, 1933
Shunichiro Ishiguro	Corporate Auditor	February 2004	June 22, 1954
Ichiro Sakai	Corporate Auditor	February 2006	May 3, 1942

(Note) Kazuo Kawakami, Shunichiro Ishiguro and Ichiro Sakai are the external auditors stipulated in Clause 1, Article 18, of the Law for Special Exceptions to the Commercial Code concerning Audits, etc. of Joint Stock Corporations.

6. Corporate Governance

(1) Basic stance on corporate governance

To maximize the Company's enterprise value through efficient management, the Company has identified as a priority task the reorganization of the management structure and system of the parent company and the entire group, simultaneously with the public disclosure of management policies and plans whenever necessary. In parallel with these measures, the Company also recognizes the vital importance of sharing the benefits created by the successful conduct of its business with its shareholders, business partners, employees, and other stakeholders. These various measures, taken together, constitute good corporate governance, in the view of the management of the Q.P. Group.

Regarding compliance, the Company fully recognizes it indispensable to our lasting development, and promote the formulation of compliance program and its implementation in order to enforce all directors and employees of the Company to follow full legal compliance with high ethical sense.

(2) Progress made in the implementation of corporate governance programs

(information contained in sections a) and b) below is correct as of the date of submission to the authorities of the 2005 Securities Report of Q.P. Corporation)

a) Corporate governance systems relating to management organization in decision-making, executive functions, and supervisory functions

The Board of Directors of the Company, as its highest-level decision-making body, meets at least once every month. In addition, a Management Council has been set up to assist the Board and the President of the Company by considering and adjudicating on important management issues in accordance with the Company's basic management policies. To enable a speedy and effective response to changes in the business environment, the scope of matters requiring discussion by the Board of Directors, and the limits of decision-making authority delegated to Company officers of each rank are subject to constant review with the goal of ensuring swift decision-making and execution of orders at the operational level.

In addition to the foregoing, the managements of the seven subsidiaries that form the core of the Q.P. Group take part in a Group Management Council, where management matters affecting the Group as a whole are debated.

At present, in the opinion of the management of Q.P. Corporation, no particular organizational problem exists with regard to management decision-making, execution, or supervision, but the management will continue to examine and debate this matter at regular intervals so as to ensure that appropriate corporate governance is always conducted.

The Group's Corporate Governance System


General Meeting of shareholders
Report
Appoint
Report
Appoint
Appoint
Management/ supervision
Directors/ Board of Directors
Audit
Corporate Auditors/ Board of Corporate Auditors
Coordinate
Auditing Company
Report
Report
Audit
Report
Audit
Appoint/ supervise
President and Representative Director
Specialists such as legal advisors (lawyers) and licensed tax accountants
Inquire
Reply
Coordinate
Business operation
Instruct/ order/ supervise
Report
Management Council
Group Management Council
Each division/subsidiary
Audit
Advise/ guide
Crisis Management Committee
Compliance Committee
Auditing Office
Information Security Committee
Internal control/ risk management

Management system

Q.P. Corporation utilizes the conventional management organization system, under which the decision-making of the Board of Directors is monitored by corporate auditors.

Corporate governance organization

At Q.P. Corporation, the Board of Directors oversees the implementation of their duties by individual directors, while the Board of Corporate Auditors audits the work performance of the directors.

The Board of Corporate Auditors determines the auditing policies to be followed, as well as the division of responsibilities among statutory auditors, and each auditor complies with the Board's policy directives and sits in on meetings of the Board of Directors and other important management meetings to hear reports on their work by individual directors, and to peruse the documents employed in the process of reaching decisions on important matters. The corporate auditors conduct on-site investigations at the Company's Head Office and other important business centers regarding business performance and financial position. The auditors also request reports from the managements of the Company's subsidiaries on their business performance. When deemed necessary, the corporate auditors visit subsidiaries to investigate the performance of their business and their financial position at first hand.

The two standing corporate auditors simultaneously act as corporate auditors for the Company's main subsidiaries.

Regular meetings are held between the Board of Corporate Auditors and the president of the Company, and extraordinary meetings may be held when necessary: these meetings are utilized to exchange opinions regarding proposals covering the whole range of the Company's business activities.

Outside directors & auditors

Q.P. Corporation does not appoint outside directors to its Board of Directors, but three of the five corporate auditors on the Company's Board of Corporate Auditors are outside auditors.

Progress made in establishing internal control system

The Company has set up an Auditing Office to act as its internal auditing section. The staff of the Auditing Office perform auditing — in line with the directives laid down in the auditing plans for each year, as well as in accordance with orders or requests received from the president and the Company's other executive officers, or the Corporate Auditors — to confirm that organized activities throughout the Group are being carried out correctly and efficiently in conformity with the law, or in line with the Company's own internal regulations and the management's policies. Auditing activities may also be conducted in cooperation with staff members in each divisions or department of the Company or its subsidiaries who are charged with the auditing of matters relating to product quality and environmental protection.

Risk management system

The Company has drawn up a risk management manual to help the management prepare for the possible sudden realization of the risks inherent in the Group's business. In addition, we have devised a system under which, in the event of the occurrence of an emergency situation, a Crisis Management Committee will be immediately convened and will take swift remedial action in accordance with the guidelines in the risk management manual.

We have also established a Compliance Committee (of which the chairman is the director in charge of compliance, and administrative work is performed by the Legal Department) to oversee the establishment of a full, Companywide system of compliance with the law. Going beyond mere legal compliance, we have also drafted Group guidelines on ethical behavior, which we have publicly disclosed. We have clearly spelled out the values that we expect the managements of Group companies to respect, and that we expect to be reflected in their actions.

We have also set up a number of "whistle-blower" helplines (within the Company and also operated by disinterested third parties outside the Company) for employees of the parent company or other Group companies, which they can use to obtain report suspicious activities or simply to obtain advice. We have also set up a Compliance Investigation Committee to investigate suspected cases on violations of the rules of compliance and take the appropriate remedial action. To prevent the recurrence of cases on non-compliance, such cases are fully reported (up to and including action taken against employees or directors found to be at fault) to the staff of the whole Company and other Group companies.

We have set up an Information Security Committee headed by the General Manager of the Administration Division (administrative work is performed by the staff of the Information & Planning Department to oversee the training of all our employees in information security matters.

Lawyers, auditing companies, and other third parties

When the management of the Company require advice on legal matters, they consult their legal advisors (lawyers). Moreover, directors are required to undergo courses of study in legal matters.

In addition, the Company's auditing company — Shin Nihon & Co. — as part of its normal duties as an auditing company, provides Q.P. Corporation with advice relating to problems in the sphere of the Company's accounts and general management. (The president of the Company regularly discusses such issues with accountants of Shin Nihon & Co.) Neither Shin Nihon & Co. as a corporate entity nor its accountants as individuals, have any particular interests in Q.P. Corporation such as would cause conflict of interest in the performance of their contractual duties.

Auditing work for the Company during the reporting period was performed principally by the three certified public accountants listed below, assisted by 17 other qualified persons, including eight CPAs, six assistant CPAs and three other qualified persons.

Names & titles of CPAs	Independent Auditing Company by which the persons at left are employed	Number of successive years in which the person has handled the accounts of Q.P. Corp. (if 7 years or more)
Hiroshi Kitabayashi	Shin Nihon & Co.	14 years
Hidenori Takahashi	Shin Nihon & Co.	n.a.
Keisuke Takemoto	Shin Nihon & Co.	n.a.

b) Summary of personal, capital, or business transaction interests in the Company held by the outside auditors

Mr. Kazuo Kawakami and Mr. Ichiro Sakai, who serve as the Company's "outside auditors" (as defined in the Japanese Commercial Code), are lawyers and members of the Daiichi Tokyo Bar Association. Neither of them have any material interests in the Company.

Mr. Shunichiro Ishiguro, also serving as an outside auditor, is a director of Nakashimato Co., Ltd., an affiliate of the Company and the largest shareholder in the Company. Nakashimato Co., Ltd. currently possesses shares of the Company conferring (directly and indirectly) 20.5% of total voting rights (17.3% of the voting rights are held directly). The company has had a long and continuous trading relationship with Q.P. Corporation. Four of the board members or statutory auditors of Q.P. Corporation concurrently hold the posts of director or statutory auditor at Nakashimato Co., Ltd.

c) Measures implemented over the past year to bolster the Company's corporate governance

The Board of Directors of the Company held thirteen meetings during the reporting period, and the aggregate rate of attendance at these meetings of outside auditors was 93%.

The Auditing Department, the internal organ responsible for auditing, conducted auditing of major Group offices, both of the parent company and its subsidiaries, and the number of staff of the department was increased in October 2005 to enhance its auditing capabilities.

In the field of legal compliance, the Company takes care to observe the stipulations of the Personal Information Protection Law as well as separate directives issued by governmental bodies. Various measures were taken during the reporting period to put in place a fully functioning system for the protecion of personal information: these included the drafting and publication of in-house regulations, and the holding of training sessions for Company employees and the managements of our outsourced service providers.

(3) Compensation of directors and corporate auditors

(millions of yen)

	Directors		Auditors		Total	
	Number of directors	Compensation	Number of auditors	Compensation	Number of directors & auditors	Total compensation
Compensation authorized by Articles of Incorporation and/or resolution of general meeting of shareholders	17	170	5	50	22	221
Bonuses paid out of unappropriated retained earnings	17	38	5	6	22	44
Retirement lump-sum payments approved by general meetings of shareholders	7	602	1	2	8	604
Total	—	812	—	59	—	871

(Notes) 1. By decision of the general meeting of shareholders, the maximum amount of total annual compensation shall be ¥420 million for all directors and ¥96 million for all corporate auditors.
2. In addition to the above provision (1.), directors who also serve concurrently as employees received annual salaries (in addition to their compensation as directors) in the total aggregate amount of ¥113 million, which figure includes employees' bonuses.
3. As of the end of the reporting period, there were 13 directors and four corporate auditors. There are no outside directors.

(4) Details of payment for services of auditing company

In accordance with the contract signed between the Company and the auditing company Shin Nihon & Co., a fee of ¥50 million (exclusive of tax) was paid to Shin Nihon & Co. for auditing services with respect to the reporting period, as provided for in Article 2-1 of the Law Concerning Certified Public Accountants Services (Law No. 103 of 1948). There were no additional transactions between the Company and Shin Nihon & Co.

V. Financial Conditions

1. Compilation of the consolidated financial statements and the financial statements (non-consolidated)

(1) The Consolidated Financial Statements were compiled in accordance with the Regulations Concerning the Terminology, Forms and Preparation Methods of the Consolidated Financial Statements (Ministry of Finance Ordinance No.28, 1976).

(2) The Financial Statements were compiled in accordance with the Regulation Concerning the Terminology, Forms, and Preparation Methods of the Financial Statements (Ministry of Finance Ordinance No.59, 1963).

(3) Basis of Preparation
The accompanying consolidated and non- consolidated financial statements have been prepared from the accounts maintained by the Company in accordance with the provisions set forth in the Japanese Commercial Code and other regulations and accounting principles and practices generally accepted in Japan, which may differ in some material respects from accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

2. Audit

The audits of the Consolidated Financial Statements for the previous consolidation fiscal year (from December 1, 2003 to November 30, 2004) and for the current consolidation fiscal year (from December 1, 2004 to November 30, 2005) and the Financial Statements for the 92nd fiscal year (from December 1, 2003 to November 30, 2004) and for the 93rd fiscal year (from December 1, 2004 to November 30, 2005) are performed by ERNST & YOUNG SHIN NIHON in accordance with the Article 193-2 of "The Securities and Exchange Law".

Independent Auditors' Report

February 22, 2006

The Board of Directors
KEWPIE KABUSHIKI-KAISHA
(Q.P. Corporation)

ERNST & YOUNG SHIN NIHON

Designated and
Engagement Partner Kitabayashi Hiroshi
Certified Public Accountant
(signed and sealed)

Designated and
Engagement Partner Takahashi Hidenori
Certified Public Accountant
(signed and sealed)

Designated and
Engagement Partner Takemoto Keisuke
Certified Public Accountant
(signed and sealed)

Pursuant to Article 193-2 of "The Securities and Exchange Law", we have audited the consolidated financial statements of KEWPIE KABUSHIKI-KAISHA presented in "Financial Conditions" from December 1, 2004 to November 30, 2005, namely, the consolidated balance sheet, the consolidated statement of income, the consolidated statement of retained earnings, the consolidated statement of cash flows and the consolidated supplementary statements, all expressed in yen. These financial statements are the responsibility of the Company's management. Our responsibility is to independently express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards, procedures and practices generally accepted and applied in Japan. Those standards, procedures and practices require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of KEWPIE KABUSHIKI-KAISHA and consolidated subsidiaries at November 30, 2005, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles and practices generally accepted in Japan.

We have no interest in the Company which should be disclosed pursuant to the provision of the Certified Public Accountants' Law.

Independent Auditors' Report

February 22, 2005

The Board of Directors
KEWPIE KABUSHIKI-KAISHA
(Q.P.Corporation)

Shin Nihon & Co.

Representative and
Engagement Partner Kitabayashi Hiroshi
Certified Public Accountant
(signed and sealed)

Representative and
Engagement Partner Takahashi Hidenori
Certified Public Accountant
(signed and sealed)

Engagement Partner Takemoto Keisuke
Certified Public Accountant
(signed and sealed)

Pursuant to Article 193-2 of "The Securities and Exchange Law," we have audited the consolidated financial statements of KEWPIE KABUSHIKI-KAISHA presented in "Financial Conditions" from December 1, 2003 to November 30, 2004, namely, the consolidated balance sheet, the consolidated statement of income, the consolidated statement of retained earnings, the consolidated statement of cash flows and the consolidated supplementary statements, all expressed in yen. These financial statements are the responsibility of the Company's management. Our responsibility is to independently express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards, procedures and practices generally accepted and applied in Japan. Those standards, procedures and practices require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of KEWPIE KABUSHIKI-KAISHA and consolidated subsidiaries at November 30, 2004, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles and practices generally accepted in Japan.

We have no interest in the Company, which should be disclosed pursuant to the provision of the Certified Public Accountants' Law.

1. Consolidated Financial Statements

(1) Consolidated financial statements

(a) Consolidated Balance Sheets

(Millions of yen)

Account / Term	Previous fiscal year (As of November 30, 2004) Amount		Component ratio	Current fiscal year (As of November 30, 2005) Amount		Component ratio
(Assets)			%			%
I. Current assets						
1. Cash and deposits (Note *1)		17,097			13,153	
2. Notes and accounts receivable — trade		65,665			66,066	
3. Securities		27			27	
4. Inventories		16,247			16,224	
5. Deferred tax assets		1,967			1,894	
6. Other		3,804			3,758	
7. Allowance for doubtful accounts		(614)			(607)	
Total current assets		104,195	39.8		100,517	37.8
II. Fixed assets						
(1) Tangible fixed assets						
1. Buildings and structures (Note *1)	106,980			109,040		
Accumulated depreciation	58,070	48,909		61,526	47,514	
2. Machinery, equipment and transportation equipment (Note *1)	110,495			113,280		
Accumulated depreciation	83,969	26,525		87,566	25,714	
3. Land (Note *1)		38,750			39,374	
4. Construction in progress		2,266			3,392	
5. Other (Note *1)	7,794			7,905		
Accumulated depreciation	5,865	1,928		6,093	1,811	
Total tangible fixed assets		118,381	45.1		117,807	44.3
(2) Intangible fixed assets						
1. Computer software		2,401			2,366	
2. Consolidation adjustment accounts		95			63	
3. Other		557			557	
Total intangible fixed assets		3,054	1.2		2,986	1.1
(3) Investments and other assets						
1. Investment in securities (Note *2)		20,273			22,971	
2. Long-term loans receivable		334			514	
3. Deferred tax assets		1,338			1,063	
4. Other (Note *2)		14,201			19,726	
5. Allowance for doubtful accounts		(246)			(303)	
Total investments and other assets		35,901	13.7		43,971	16.6
Total fixed assets		157,337	60.0		164,766	62.0
III. Deferred assets						
1. Business commence costs		587			440	
2. Bond discounts		0			—	
Total deferred assets		588	0.2		440	0.2
Total assets		262,122	100.0		265,724	100.0

(Millions of yen)

Account / Term	Previous fiscal year (As of November 30, 2004) Amount		Component ratio	Current fiscal year (As of November 30, 2005) Amount		Component ratio
(Liabilities)			%			%
I. Current liabilities						
1. Notes and accounts payable — trade (Note *1)		37,395			37,133	
2. Short-term loans payable (Note *1)		11,380			17,662	
3. Current portion of bonds (Note *1)		200			—	
4. Current portion of convertible bonds		18,629			—	
5. Accounts payable — other		20,471			20,042	
6. Accrued expenses		4,908			5,479	
7. Accrued income taxes		2,598			1,424	
8. Deferred tax liabilities		—			2	
9. Reserve for sales rebates		968			726	
10. Reserve for bonuses		1,637			1,707	
11. Other		838			131	
Total current liabilities		99,028	37.8		84,310	31.7
II. Long-term liabilities						
1. Bonds		—			10,000	
2. Long-term loans payable (Note *1)		12,577			10,380	
3. Deferred tax liabilities		1,723			5,124	
4. Reserve for retirement benefits		2,423			2,901	
5. Reserve for directors' and corporate auditors' retirement pay		1,609			1,161	
6. Other		1,450			1,513	
Total long-term liabilities		19,784	7.5		31,081	11.7
Total liabilities		118,812	45.3		115,391	43.4
(Minority interests)						
Minority interests		16,541	6.3		17,919	6.8
(Shareholders' equity)						
I. Capital stock (Note *3)		24,104	9.2		24,104	9.1
II. Capital surplus		29,418	11.2		29,418	11.1
III. Earned surplus		75,985	29.0		79,295	29.8
IV. Unrealized valuation gain on other securities		1,830	0.7		4,448	1.6
V. Cumulative foreign currency translation adjustments		(2,263)	(0.8)		(2,353)	(0.9)
VI. Treasury stock (Note *4)		(2,308)	(0.9)		(2,500)	(0.9)
Total shareholders' equity		126,768	48.4		132,412	49.8
Total liabilities, minority interests and shareholders' equity		262,122	100.0		265,724	100.0

(b) Consolidated Statements of Income

(Millions of yen)

Account / Term	Previous fiscal year (From December 1, 2003 to November 30, 2004) Amount		Percentage	Current fiscal year (From December 1, 2004 to November 30, 2005) Amount		Percentage
			%			%
I. Net sales		423,727	100.0		455,007	100.0
II. Cost of sales		315,628	74.5		346,520	76.2
Gross profit		108,099	25.5		108,487	23.8
III. Selling, general and administrative expenses (Notes *1, 2)		92,437	21.8		95,656	21.0
Operating income		15,662	3.7		12,830	2.8
IV. Non-operating income						
1. Interest income	302			234		
2. Dividend receivable	224			231		
3. Equity income	268			183		
4. Other	594	1,390	0.3	627	1,276	0.3
V. Non-operating expenses						
1. Interest expense	620			544		
2. Loss on scrapped inventories	399			136		
3. Amortization of business commence costs	—			146		
4. Other	525	1,545	0.3	450	1,277	0.3
Ordinary income		15,507	3.7		12,829	2.8
VI. Extraordinary gains						
1. Prior period adjustments	16			23		
2. Gain on sales of fixed assets (Note *3)	95			24		
3. Gain on sales of investment in securities	156			245		
4. Gain on the return of the entrusted government's portion of the welfare pension	610			—		
5. Other	56	934	0.2	68	361	0.1
VII. Extraordinary losses						
1. Prior period adjustments	7			24		
2. Loss on sales of fixed assets (Note *4)	64			10		
3. Loss on disposal of fixed assets (Note *5)	377			543		
4. Loss on sales of investment in securities	159			—		
5. Effects of the amendments on the application of the new accounting standards for retirement benefits	382			382		
6 Administrative expense to legal affairs	200			—		
7. Other	367	1,557	0.4	206	1,166	0.3
Net income before income taxes and minority interests		14,883	3.5		12,024	2.6
Income taxes	5,175			3,388		
Income taxes deferred	1,650	6,826	1.6	1,910	5,298	1.1
Minority interests		1,050	0.2		1,260	0.3
Net income		7,006	1.7		5,465	1.2

(c) Consolidated Statements of Retained Earnings

(Millions of yen)

Term / Account	Previous fiscal year (From December 1, 2003 to November 30, 2004) Amount		Current fiscal year (From December 1, 2004 to November 30, 2005) Amount	
(Capital surplus)				
I. Capital surplus at beginning of the year		29,418		29,418
II. Capital surplus at end of the year		29,418		29,418
(Earned surplus)				
I. Earned surplus at beginning of the year		70,833		75,985
II. Increase of earned surplus				
1. Net income	7,006		5,465	
2. Gain resulting from merger of subsidiaries of each other	85	7,092	—	5,465
III. Decrease of earned surplus				
1. Cash dividends	1,838		2,066	
2. Directors' and corporate auditors' bonuses	100	1,939	88	2,155
IV. Earned surplus at end of the year		75,985		79,295

(d) Consolidated Statements of Cash Flows

(Millions of yen)

Account \ Term	Previous fiscal year (From December 1, 2003 to November 30, 2004)	Current fiscal year (From December 1, 2004 to November 30, 2005)
	Amount	Amount
I. CASH FLOWS FROM OPERATING ACTIVITIES		
Net income before income taxes and minority interests	14,883	12,024
Adjustment to reconcile net income before income taxes and minority interests to net cash provided by operating activities:		
Depreciation and amortization	12,614	12,279
Amortization of consolidation adjustment accounts	32	28
Amortization of bond issue cost	—	62
Equity income	(268)	(183)
Write-down of investment in securities	13	6
Write-down of golf course memberships	4	71
Decrease in reserve for retirement benefits	(4,242)	(3,661)
Decrease in reserve for directors' and corporate auditors' retirement pay	(11)	(447)
Decrease in reserve for sales rebates	(158)	(242)
Increase (decrease) in reserve for bonuses	(228)	70
Increase in allowance for doubtful accounts	42	50
Interest income and dividends receivable	(527)	(465)
Interest expense	620	544
Loss (Gain) on sales of investment in securities	3	(231)
Loss on sales and disposal of fixed assets	346	529
Decrease (Increase) in notes and accounts receivable	5,758	(374)
Decrease (Increase) in inventories	(769)	43
Decrease in notes and accounts payable	(1,782)	(353)
Decrease in accounts payable — other	(3,308)	(777)
Increase (Decrease) in accrued consumption taxes	(771)	168
Directors' and corporate auditors' bonuses paid	(100)	(88)
Directors' and corporate auditors' bonuses payment charged to minority shareholders	(34)	(29)
Other	107	1,654
Sub total	22,223	20,679
Interest income and dividends received	1,032	540
Interest paid	(622)	(532)
Income taxes paid	(5,255)	(5,001)
Net cash provided by operating activities	17,377	15,686

(Millions of yen)

Account \ Term	Previous fiscal year (From December 1, 2003 to November 30, 2004) Amount	Current fiscal year (From December 1, 2004 to November 30, 2005) Amount
II. CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of securities	(27)	(27)
Sales of securities	42	27
Purchases of tangible fixed assets	(12,601)	(10,707)
Purchases of intangible fixed assets	(1,082)	(857)
Purchases of investment in securities	(2,157)	(497)
Sales of investment in securities	1,827	2,646
Loans receivable made	(799)	(5,813)
Collection of loans receivable	1,139	4,554
Disbursements for deposit money in bank	(3,036)	(220)
Withdrawal of time deposits	2,690	369
Other (Note *2)	1,200	(1,100)
Net cash used in investing activities	(12,806)	(11,625)
III. CASH FLOWS FROM FINANCING ACTIVITIES		
Borrowing on short-term loans	62,063	79,247
Repayment of short-term loans	(66,678)	(72,733)
Borrowing on long-term loans	4,663	800
Repayment of long-term loans	(5,868)	(3,604)
Issue of bonds	—	9,937
Redemption of bonds	(1,300)	(200)
Redemption of convertible bonds	—	(18,629)
Paid in from minority shareholders	971	183
Cash dividends paid	(1,838)	(2,066)
Cash dividends paid to minority shareholders	(114)	(157)
Repurchase of treasury stock	(7)	(192)
Net cash used in financing activities	(8,109)	(7,415)
IV. EFFECTS OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(6)	30
V. DECREASE IN CASH AND CASH EQUIVALENTS	(3,545)	(3,324)
VI. CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	19,868	16,451
VII. INCREASE IN CASH AND CASH EQUIVALENTS RESULTING FROM MERGER OF CONSOLIDATED SUBSIDIARY	128	—
VIII. CASH AND CASH EQUIVALENTS AT END OF THE YEAR (Note *1)	16,451	13,127

Basis of Preparation for Consolidated Financial Statements

Previous fiscal year (From December 1, 2003 to November 30, 2004)	Current fiscal year (From December 1, 2004 to November 30, 2005)
1. Consolidated subsidiaries Consolidated subsidiaries are comprised forty-four companies and the names of their subsidiaries are omitted so as to be reported in 4. Summary of Affiliated Companies of I. Summary of the Company. The Company newly established Kitakami Delica Co., Ltd. as a consolidated subsidiary and sold shares of Nishifu Meat Co., Ltd., which was excluded from consolidation. Non-consolidated subsidiaries comprise fifteen companies, and the main companies of them are Kyuso Management Corporation and Osaka San-Ei Logistics Corporation. These companies are excluded from the consolidation, because their total amounts of assets, sales, net income (equal to the equity share), and earned surplus (equal to the equity share) do not have a significant effect on the total consolidated amounts of assets, sales, net income, and earned surplus.	1. Consolidated subsidiaries Consolidated subsidiaries are comprised forty-three companies and the names of their subsidiaries are omitted so as to be reported in 4. Summary of Affiliated Companies of I. Summary of the Company. The Company liquidated Aid Co., Ltd. Non-consolidated subsidiaries comprise seventeen companies, and the main companies of them are Kyuso Management Corporation, whose name is changed into Kyuso L-Plan Corporation and Osaka San-Ei Logistics Corporation. These companies are excluded from the consolidation, because their total amounts of assets, sales, net income (equal to the equity share), and earned surplus (equal to the equity share) do not have a significant effect on the total consolidated amounts of assets, sales, net income, and earned surplus.
2. Application of the equity method The equity method is applied to the investments in four companies of fifteen non-consolidated subsidiaries and thirteen affiliated companies (20% to 50% owned) since the Company (Q.P. Corporation) has significant effect over them. The names of companies accounted for by the equity method are omitted so as to be reported in 4. Summary of Affiliated Companies of 4. Summary of the Company. The investments in fifteen non-consolidated subsidiaries including Kyuso Management Corporation and in nine affiliated companies including Thai Q.P. Co., Ltd. not accounted for by the equity method, are stated at cost, because the amounts calculated by the application of the equity method do not have a significant effect on the total consolidated net income and earned surplus.	2. Application of the equity method The equity method is applied to the investments in five companies of seventeen non-consolidated subsidiaries and thirteen affiliated companies (20% to 50% owned) since the Company (Q.P. Corporation) has significant effect over them. The names of companies accounted for by the equity method are omitted so as to be reported in 4. Summary of Affiliated Companies of 4. Summary of the Company. To Solutions Co., Ltd. is newly added as an affiliated company applying the equity method to consolidation accounting by acquisition of stock. The investments in seventeen non-consolidated subsidiaries including Kyuso Management Corporation, whose name is changed into Kyuso L-Plan Corporation and in eight affiliated companies including Thai Q.P. Co., Ltd. not accounted for by the equity method, are stated at cost, because the amounts calculated by the application of the equity method do not have a significant effect on the total consolidated net income and earned surplus.
3. Closing date of consolidated subsidiaries The closing date of the Company and K.R.S. Corporation is November 30, Beijing Q.P. Foods Co., Ltd. and Hangzhou Q.P. Foods Co., Ltd. is December 31, and the others is September 30. The subsidiaries with the closing date of December 31 are consolidated based on their temporary financial statements of November 30. The subsidiaries with the closing date of September 30 are consolidated based on the financial statements at their balance sheet date and significant transactions for the period from October 1 to November 30 are reflected in the consolidated financial statements.	3. Closing date of consolidated subsidiaries The same standards with the previous fiscal year.
4. Accounting standards (1) Valuation basis and valuation methods for significant assets (a) Securities 1. Held-to-maturity bonds are stated at amortized cost. Discounts and premiums are amortized by the straight-line method. 2. Other securities with fair value are stated at fair value based on market price at the closing date. Valuation differences comprise shareholders' equity as unrealized valuation gain (loss) on other securities. When sold, cost of sales is determined by the moving average method. Other securities with no fair value are stated at moving average cost.	4. Accounting standards (1) Valuation basis and valuation methods for significant assets (a) Securities 1. The same standards with the previous fiscal year. 2. The same standards with the previous fiscal year.

Previous fiscal year (From December 1, 2003 to November 30, 2004)	Current fiscal year (From December 1, 2004 to November 30, 2005)
(b) Derivative financial instruments Derivative financial instruments are stated at fair value. Hedge accounting is adopted for derivative financial instruments which conform to requirements of hedge accounting.	(b) Derivative financial instruments The same standards with the previous fiscal year.
(c) Inventories Purchased goods, products, raw materials, supplies and work in progress are principally stated at monthly moving average cost. Some joint products are stated at retail periodic average cost.	(c) Inventories The same standards with the previous fiscal year.
(2) Depreciation of significant depreciable assets (a) Tangible fixed assets Tangible fixed assets are mainly depreciated by the declining balance method except for the following assets. Buildings (except for equipment fixed inside buildings) acquired on and after April 1, 1998 are depreciated by the straight-line method. The same basis with the Corporation Tax Law is adopted for useful life and scrap value. The main useful life is as follows. Buildings: 2-50 years Machinery and equipment: 2-22 years	(2) Depreciation of significant depreciable assets (a) Tangible fixed assets Tangible fixed assets are mainly depreciated by the declining balance method except for the following assets. Buildings (except for equipment fixed inside buildings) acquired on and after April 1, 1998 are depreciated by the straight-line method. The same basis with the Corporation Tax Law is adopted for useful life and scrap value. The main useful life is as follows. Buildings: 2-50 years Machinery and equipment: 2-20 years
(b) Intangible fixed assets Intangible fixed assets are depreciated by the straight-line method. The same basis with the Corporation Tax Law is adopted for useful life. Computer software purchased for internal use is amortized as no scrap value by the straight-line method for five years based on the estimated useful life for internal use.	(b) Intangible fixed assets The same standards with the previous fiscal year.
(c) Long-term prepaid expenses Long-term prepaid expenses are amortized by the straight-line method.	(c) Long-term prepaid expenses The same standards with the previous fiscal year.
(3) Accounting standards for significant reserves (a) Reserve for sales rebates Reserve for sales rebates is based on the proportion to sales on an accrual basis.	(3) Accounting standards for significant reserves (a) Reserve for sales rebates The same standards with the previous fiscal year.
(b) Reserve for bonuses Reserve for bonuses is based on the specific computation period.	(b) Reserve for bonuses The same standards with the previous fiscal year.
(c) Reserve for retirement benefits Reserve for retirement benefits is provided for at the necessary amounts on an accrual basis considering the estimated retirement benefit obligations and pension fund assets at end of the current fiscal year. Some consolidated subsidiaries adopt other methods than the above. As to the effects of the amendments on the application of the new accounting standards for retirement benefits, the consolidated subsidiaries K.R.S. Corporation, which is registered on First Section of Tokyo Stock Exchange and Y.M. Kyuso Corporation amortize them equally over five years and account for them as an extraordinary loss and the Company and other consolidated subsidiaries amortized fully when incurred. Prior service liabilities are amortized by the straight-line method over twelve years except for K.R.S. Corporation (from ten to thirteen years) based on the average remaining employees' service year, and their amortizations start in the respective accrual years.	(c) Reserve for retirement benefits Reserve for retirement benefits is provided for at the necessary amounts on an accrual basis considering the estimated retirement benefit obligations and pension fund assets at end of the current fiscal year. Some consolidated subsidiaries adopt other methods than the above. As to the effects of the amendments on the application of the new accounting standards for retirement benefits, the consolidated subsidiaries K.R.S. Corporation, which is registered on First Section of Tokyo Stock Exchange and Y.M. Kyuso Corporation amortize them equally over five years and account for them as an extraordinary loss and the Company and other consolidated subsidiaries amortized fully when incurred. Prior service liabilities are amortized by the straight-line method over twelve years except for K.R.S. Corporation (from ten to thirteen years) based on the average remaining employees' service year, and their amortizations start in the respective accrual years.

Previous fiscal year (From December 1, 2003 to November 30, 2004)	Current fiscal year (From December 1, 2004 to November 30, 2005)
Actuarial gains or losses are amortized by the straight-line method over twelve years except for K.R.S. Corporation (from ten to thirteen years) based on the average remaining employees' service years, and their amortizations start in the next year of the respective accrual years.	Actuarial gains or losses are amortized by the straight-line method over twelve years except for K.R.S. Corporation (from ten to thirteen years) based on the average remaining employees' service years, and their amortizations start in the next year of the respective accrual years.
————	Retirement benefits systems of the Company and subsidiaries consist of a defined benefit corporate pension plan (Fund-type and Contract-type) and a retirement lump-sum grants system.
(Additional information) For the purpose of the return of a role as an agent regarding the operations of welfare pension fund, the relinquishment of the entrusted government's portion of retirement benefit obligations and the exemption of future payment obligations in accordance with the Defined Benefit Corporation Pension Law promulgated on June 15, 2001, the Company and some consolidated subsidiaries applied to the Ministry of Health, Labour and Welfare to obtain permission of them and were officially approved on the date of October 1, 2002. Thereby, the Company and some subsidiaries considered the above date to be the returned date according to the transitional measures of Article 47-2 of "Practical Guideline of Accounting for Retirement Benefit (Interim Report)" of Accounting Committee Report No. 13 published by the JICPA on September 14, 1999 (Latest revision on October 4, 2004) and recognized the relinquishment of the obligations and the related pension fund assets. The Company and some subsidiaries obtained the permission of return of the assets and of exemption of the related payment obligation from the Ministry of Health, Labour and Welfare on September 14, 2004, and paid the returning amount, which is equal to ¥ 13,623 million of the minimum actuarial liability, on October 7, 2004. As a result, the difference between the actual amount paid and the reported amount in the prior fiscal year is ¥ 610 million whose amount has an effect on the consolidated financial statements as an extraordinary gain.	————
(d) Reserve for directors' and corporate auditors' retirement pay The Company and consolidated subsidiaries provide a reserve for directors' and corporate auditors' retirement pay at 100% of estimated amounts payable at end of the current fiscal year according to each company's bylaw.	(d) Reserve for directors' and corporate auditors' retirement pay The same standards with the previous fiscal year.
(e) Allowance for doubtful accounts Allowance for doubtful accounts is provided for on the amounts calculated by an estimated uncollectible rate to general credits in consideration of the past actual bad debt losses, plus on the estimated uncollectible amounts in consideration of the possibility of collection to specific credits of apprehension credits of bad debt, etc.	(e) Allowance for doubtful accounts The same standards with the previous fiscal year.
(4) Deferred assets Bond discounts and business commence costs are deferred and amortized by the straight-line method. The amortization period of bond discounts is seven years, and that of business commence costs is five years, maximum amortization period regulated by the Commercial Code Enforcement Regulation.	(4) Deferred assets Bond issue costs were amortized fully when incurred. Bond discounts and business commence costs are deferred and amortized by the straight-line method. The amortization period of bond discounts is seven years, and that of business commence costs is five years, maximum amortization period regulated by the Commercial Code Enforcement Regulation.

Previous fiscal year (From December 1, 2003 to November 30, 2004)	Current fiscal year (From December 1, 2004 to November 30, 2005)
(5) Accounting for significant lease transactions Finance lease transactions other than those which are deemed to transfer the ownership of leased assets to lessees, are accounted for by the same method as that applied to ordinary operating leases.	(5) Accounting for significant lease transactions The same standards with the previous fiscal year.
(6) Significant hedge accounting (a) Hedge accounting Deferral hedge is adopted in the method of hedge accounting. Designation transactions are applied to debts and credits in foreign currency which conform to the requirements of hedge accounting.	(6) Significant hedge accounting (a) Hedge accounting The same standards with the previous fiscal year.
(b) Hedge instruments Hedge instruments are forward exchange contracts.	(b) Hedge instruments The same standards with the previous fiscal year.
(c) Hedge items Hedge items are purchase transactions in foreign currencies.	(c) Hedge items The same standards with the previous fiscal year.
(d) Hedge policy The Company enters into forward exchange contracts to hedge risks from fluctuations in foreign exchange rate and never makes use of them for the purpose of speculative transactions.	(d) Hedge policy The same standards with the previous fiscal year.
(e) Assessment of the effectiveness of hedge accounting Control procedures of hedge transactions are executed according to each company's bylaw. The effectiveness of the hedge is measured by comparing movements in the fair value of hedge items with those of hedge instruments. Hedge transactions are strictly controlled, analyzed, and assessed.	(e) Assessment of the effectiveness of hedge accounting The same standards with the previous fiscal year.
(7) Accounting for consumption taxes Consumption taxes are recorded in separate accounts.	(7) Accounting for consumption taxes The same standards with the previous fiscal year.
5. Valuation of assets and liabilities of consolidated subsidiaries The Company adopts the full fair value method that all their assets and liabilities including those of minority interests are valued at fair value when the Company acquired control of the subsidiaries.	5. Valuation of assets and liabilities of consolidated subsidiaries The same standards with the previous fiscal year.
6. Consolidation adjustment accounts Consolidation adjustment accounts are amortized by the straight-line method over five years and small amounts are charged to expense.	6. Consolidation adjustment accounts The same standards with the previous fiscal year.
7. Unappropriated retained earnings Consolidated statement of retained earnings is based on appropriation approved by the shareholders' meeting held during the current accounting period.	7. Unappropriated retained earnings The same standards with the previous fiscal year.
8. Cash and cash equivalents Cash and cash equivalents consist of cash in hand, bank deposits which can be withdrawn freely and easily converted into money, and short-term investments which have an original maturity of three months or less and are not exposed to significant valuation risks.	8. Cash and cash equivalents The same standards with the previous fiscal year.

Reclassification

Previous fiscal year (From December 1, 2003 to November 30, 2004)	Current fiscal year (From December 1, 2004 to November 30, 2005)
(Consolidated Statements of Income) 1. As loss on sales of investment in securities included in Extraordinary losses — other in the previous fiscal year, exceeded 10% of the aggregate amount of Extraordinary losses in the current fiscal year, the Company changed to the method reporting as an independent account by reclassifying other accounts, and loss on sales of investment in securities included in Extraordinary losses — other in the previous fiscal year was ¥ 4 million.	(Consolidated Statements of Income) 1. As amortization of business commence costs included in Non-operating expenses — other in the previous fiscal year, exceeded 10% of the aggregate amount of Non-operating expenses in the current fiscal year, the Company changed to the method reporting as an independent account by reclassifying other accounts, and amortization of business commence costs included in Non-operating expenses — other in the previous fiscal year was ¥ 146 million.
2. As write-down of investment in securities reported as an independent account in the previous fiscal year, is not more than 10% of the aggregate amount of Extraordinary loss in the current fiscal year, the Company changed to the method included in Extraordinary loss — other, and write-down of investment in securities included in Extraordinary loss — other in the current fiscal year is ¥ 13 million.	2. As loss on sales of investment in securities reported as an independent account in the previous fiscal year, is not more than 10% of the aggregate amount of Extraordinary loss in the current fiscal year, the Company changed to the method included in Extraordinary loss — other, and loss on sales of investment in securities included in Extraordinary loss — other in the current fiscal year is ¥ 14 million.
3. As write-down of golf course memberships reported as an independent account in the previous fiscal year, is not more than 10% of the aggregate amount of Extraordinary loss in the current fiscal year, the Company changed to the method included in Extraordinary loss — other, and write-down of golf course memberships included in Extraordinary loss — other in the current fiscal year is ¥ 4 million.	3. As administrative expense to legal affairs reported as an independent account in the previous fiscal year, is not more than 10% of the aggregate amount of Extraordinary loss in the current fiscal year, the Company changed to the method included in Extraordinary loss — other, and administrative expense to legal affairs included in Extraordinary loss — other in the current fiscal year is ¥ 100 million.
(Consolidated Statements of Cash Flows) As decrease in accounts payable — other included in Cash flows from operating activities — other in the previous fiscal year, have a significant effect on the cash flows from operating activities in the current fiscal year, the Company changed to the method reporting as an independent account by reclassifying other accounts, and increase in accounts payable included in Cash flows from operating activities — other in the previous fiscal year was ¥ 485 million.	———

Additional Information

Previous fiscal year (From December 1, 2003 to November 30, 2004)	Current fiscal year (From December 1, 2004 to November 30, 2005)
————	Representation on the statement of income regarding an external tax (say the external standard taxation) levied on added value amounts and capital amounts composing corporate enterprise tax The law for revision of a part of the local tax law (law No. 9 of 2003) was promulgated on March 31, 2003, and the external standard taxation system levied on the external of enterprise was enforced from the fiscal year beginning April 1, 2004. Thereby, a tax levied on the external standard is included in selling, general and administrative expenses from the current fiscal year in accordance with "Practical guidance for representation on statement of income regarding a tax levied on the external standard" (Practical report No. 12 issued by Accounting Standards Board of Japan on February 13, 2004). As a result, selling, general and administrative expenses increased by ¥ 334 million and operating income, ordinary income and net income before income taxes and minority interests decreased by the same amounts respectively. The effect on the segment information resulting from this application is reported in Segment Information.

Notes

Consolidated Balance Sheets

Previous fiscal year (As of November 30, 2004)

1. *1. Pledged assets and secured debts

	(Millions of yen)
Pledged assets:	
Time deposits	150
Buildings and structures	4,539
Machinery, equipment and transportation equipment	64
Land	8,009
Other (Tangible fixed assets)	143
Total	12,907
Secured debts:	
Accounts payable — trade	34
Short-term loans payable	2,541
Bonds	200
Long-term loans payable	3,837
Total	6,612

2. Contingent liabilities
Liabilities for guarantee
The amounts of liabilities guaranteed under joint signature are as follows;

(Millions of yen)

Debtor	Amount	Contents
Employees	602	Bank loan, etc.
Thai Q.P. Co., Ltd.	2	Bank loan
Kewpie (Thailand) Co., Ltd.	128	Bank loan
San-Ei Logistics Corporation	206	Bank loan
Osaka San-Ei Logistics Corporation	132	Bank loan
Total	1,072	

3. *2. Investments in non-consolidated subsidiaries and affiliated companies, are as follows;
Investment in securities ¥ 3,066 million
Sundry investments ¥ 85 million

4. *3. Outstanding shares
Common share 155,464,515 shares

5. *4. Shares of the Company held by the Company itself, consolidated subsidiaries and companies applied the equity method
Common share 2,313,776 shares
(Including 1,111,000 shares for stock option granted)

Current fiscal year (As of November 30, 2005)

1. *1. Pledged assets and secured debts

	(Millions of yen)
Pledged assets:	
Buildings and structures	3,646
Machinery, equipment and transportation equipment	56
Land	6,831
Other (Tangible fixed assets)	98
Total	10,633
Secured debts:	
Short-term loans payable	2,238
Long-term loans payable	3,355
Total	5,594

2. Contingent liabilities
Liabilities for guarantee
The amounts of liabilities guaranteed under joint signature are as follows;

(Millions of yen)

Debtor	Amount	Contents
Employees	521	Bank loan, etc.
Thai Q.P. Co., Ltd.	2	Bank loan
Kewpie (Thailand) Co., Ltd.	115	Bank loan
Osaka San-Ei Logistics Corporation	84	Bank loan
Total	723	

3. *2. Investments in non-consolidated subsidiaries and affiliated companies, are as follows;
Investment in securities ¥ 3,396 million
Sundry investments ¥ 85 million

4. *3. Outstanding shares
Common share 155,464,515 shares

5. *4. Shares of the Company held by the Company itself, consolidated subsidiaries and companies applied the equity method
Common share 2,527,890 shares
(Including 1,110,000 shares for stock option granted)

Consolidated Statements of Income

Previous fiscal year (From December 1, 2003 to November 30, 2004)	Current fiscal year (From December 1, 2004 to November 30, 2005)
1. *1. Main components of selling, general and administrative expenses are as follows; Warehousing and carrying charges ¥ 24,485 million Sales promotion expense ¥ 22,430 million Research and development costs ¥ 2,755 million Advertising and general publicity expense ¥ 8,977 million Payroll expense ¥ 14,036 million Depreciation expense ¥ 1,692 million Reserve for bonuses ¥ 777 million Reserve for directors' and corporate auditors' retirement pay ¥ 264 million Reserve for retirement benefits ¥ 1,392 million	1. *1. Main components of selling, general and administrative expenses are as follows; Warehousing and carrying charges ¥ 26,384 million Sales promotion expense ¥ 22,465 million Research and development costs ¥ 2,942 million Advertising and general publicity expense ¥ 9,498 million Payroll expense ¥ 14,357 million Depreciation expense ¥ 1,701 million Reserve for bonuses ¥ 764 million Reserve for directors' and corporate auditors' retirement pay ¥ 284 million Reserve for retirement benefits ¥ 1,040 million
2. *2. The total amounts of research and development costs are ¥ 2,755 million and all of them are included in general and administrative expense.	2. *2. The total amounts of research and development costs are ¥ 2,942 million and all of them are included in general and administrative expense.
3. *3. Gains on sales of fixed assets are as follows; Buildings and structures ¥ 18 million Machinery, equipment and transportation equipment ¥ 76 million Other ¥ 0 million Total ¥ 95 million	3. *3. Gains on sales of fixed assets are as follows; Machinery, equipment and transportation equipment ¥ 22 million Land ¥ 1 million Other ¥ 0 million Total ¥ 24 million
4. *4. Losses on sales of fixed assets are as follows: Buildings and structures ¥ 17 million Machinery, equipment and transportation equipment ¥ 22 million Land ¥ 23 million Other ¥ 0 million Total ¥ 64 million	4. *4. Losses on sales of fixed assets are as follows: Machinery, equipment and transportation equipment ¥ 9 million Land ¥ 1 million Other ¥ 0 million Total ¥ 10 million
5. *5. Losses on disposal of fixed assets are as follows: Buildings and structures ¥ 118 million Machinery, equipment and transportation equipment ¥ 235 million Other ¥ 23 million Total ¥ 377 million	5. *5. Losses on disposal of fixed assets are as follows: Buildings and structures ¥ 126 million Machinery, equipment and transportation equipment ¥ 363 million Other ¥ 53 million Total ¥ 543 million

Consolidated Statements of Cash Flows

Previous fiscal year (From December 1, 2003 to November 30, 2004)	Current fiscal year (From December 1, 2004 to November 30, 2005)
1. *1. Cash and cash equivalents comprise as follows: (As of November 30, 2004) Cash and deposits ¥ 17,097 million (Deduction) Time deposits with maturity over three months ¥ (646 million) Cash and cash equivalents ¥ 16,451 million	1. *1. Cash and cash equivalents comprise as follows: (As of November 30, 2005) Cash and deposits ¥ 13,153 million (Deduction) Time deposits with maturity over three months ¥ (26 million) Cash and cash equivalents ¥ 13,127 million
2. *2. Description of assets and liabilities of a company excluded from consolidation resulting from the sale of stock in the current fiscal year Assets and liabilities of a company (Nishifu Meat Co., Ltd.) excluded from consolidation resulting from the sales of stock are as follows; Current assets ¥ 5,166 million Fixed assets ¥ 40 million Current liabilities ¥ (5,114 million) Long-term liabilities ¥ (34 million) Loss on sales of investment in securities ¥ (7 million) Sales amount of stock ¥ 50 million Cash and cash equivalents ¥ (183 million) Cash flows from investing activities (Other) ¥ (133 million)	2. *2. ———

Lease Transactions

Previous fiscal year (From December 1, 2003 to November 30, 2004)

1. Finance lease transactions other than those which are deemed to transfer the ownership of leased assets to lessees
   (1) Estimated acquisition cost, accumulated depreciation, and estimated value of lease properties

(Millions of yen)

	Estimated acquisition cost	Accumulated depreciation	Estimated value
Machinery, equipment and transportation equipment	13,448	5,743	7,704
Tangible assets – other	8,851	4,279	4,572
Computer software	199	128	70
Total	22,498	10,151	12,347

(2) Future lease payments

Due within one year	¥ 4,003 million
Due over one year	¥ 8,923 million
Total	¥ 12,926 million

(3) Lease payments, depreciation and estimated interest expenses

Lease payments	¥ 4,175 million
Depreciation expense	¥ 3,916 million
Estimated interest expense	¥ 255 million

(4) Method of depreciation
Depreciation expense is calculated by the straight-line method by considering lease period to be useful life and scrap value to be zero.

(5) Calculation method of estimated interest expense
Interest which is separated from the aggregate lease amounts, is calculated as the difference between the aggregate lease amounts on contracts and the presumed costs considered to be acquired by lesser. Such calculated interest is allocated to the respective fiscal years by the interest-method.

2. Operating lease transactions
Future lease payments

Due within one year	¥ 101 million
Due over one year	¥ 315 million
Total	¥ 417 million

Current fiscal year (From December 1, 2004 to November 30, 2005)

1. Finance lease transactions other than those which are deemed to transfer the ownership of leased assets to lessees
   (1) Estimated acquisition cost, accumulated depreciation, and estimated value of lease properties

(Millions of yen)

	Estimated acquisition cost	Accumulated depreciation	Estimated value
Machinery, equipment and transportation equipment	14,731	6,805	7,926
Tangible assets – other	7,661	3,390	4,271
Computer software	107	60	46
Total	22,501	10,256	12,245

(2) Future lease payments

Due within one year	¥ 4,147 million
Due over one year	¥ 8,514 million
Total	¥ 12,662 million

(3) Lease payments, depreciation and estimated interest expenses

Lease payments	¥ 4,785 million
Depreciation expense	¥ 4,449 million
Estimated interest expense	¥ 305 million

(4) Method of depreciation
The same method with the previous fiscal year.

(5) Calculation method of estimated interest expense
The same method with the previous fiscal year.

2. Operating lease transactions
Future lease payments

Due within one year	¥ 88 million
Due over one year	¥ 196 million
Total	¥ 285 million

Securities

Securities

1. Held-to-maturity bonds with fair value

(Millions of yen)

	Description	Previous fiscal year (As of November 30, 2004)			Current fiscal year (As of November 30, 2005)		
		Book value	Fair value	Unrealized gain (loss)	Book value	Fair value	Unrealized gain (loss)
Bonds whose fair value exceeds their book value	(1) Government and local bonds	—	—	—	—	—	—
	(2) Debentures	—	—	—	—	—	—
	(3) Other	—	—	—	—	—	—
	Sub-total	—	—	—	—	—	—
Bonds whose book value exceeds their fair value	(1) Government and local bonds	—	—	—	—	—	—
	(2) Debentures	—	—	—	—	—	—
	(3) Other	2,000	1,904	(95)	1,000	810	(189)
	Sub-total	2,000	1,904	(95)	1,000	810	(189)
Total		2,000	1,904	(95)	1,000	810	(189)

2. Other securities with fair value

(Millions of yen)

	Description	Previous fiscal year (As of November 30, 2004)			Current fiscal year (As of November 30, 2005)		
		Acquisition cost	Book value	Unrealized gain (loss)	Acquisition cost	Book value	Unrealized gain (loss)
Securities whose book value exceeds their acquisition cost	(1) Stocks	4,178	7,581	3,403	8,041	15,603	7,562
	(2) Bonds						
	(a) Government and local bonds	—	—	—	—	—	—
	(b) Debentures	—	—	—	—	—	—
	(c) Other	388	397	8	—	—	—
	(3) Other	12	16	4	23	32	8
	Sub-total	4,579	7,995	3,416	8,065	15,635	7,570
Securities whose acquisition cost exceeds their book value	(1) Stocks	4,404	4,086	(317)	131	108	(23)
	(2) Bonds						
	(a) Government and local bonds	—	—	—	—	—	—
	(b) Debentures	—	—	—	—	—	—
	(c) Other	—	—	—	—	—	—
	(3) Other	30	28	(2)	—	—	—
	Sub-total	4,434	4,115	(319)	131	108	(23)
Total		9,014	12,110	3,096	8,196	15,744	7,547

(Note) The Company wrote down by ¥ 13 million (including ¥ 5 million of other securities with fair value) in the previous fiscal year and ¥ 6 million (including ¥ 5 million of other securities with fair value) in the current fiscal year against securities with a remarkable decline in the value of investment, respectively.

3. Sales of held-to-maturity bonds in the previous fiscal year and the current fiscal year

(Millions of yen)

	Previous fiscal year (From December 1, 2003 to November 30, 2004)			Current fiscal year (From December 1, 2004 to November 30, 2005)		
	Cost of sales	Aggregate sales amount	Gain	Cost of sales	Aggregate sales amount	Gain
Other	—	—	—	—	—	—
Reason for sales	―――			―――		

4. Sales of other securities in the previous fiscal year and the current fiscal year

(Millions of yen)

Previous fiscal year (From December 1, 2003 to November 30, 2004)			Current fiscal year (From December 1, 2004 to November 30, 2005)		
Aggregate sales amount	Gain	Loss	Aggregate sales amount	Gain	Loss
952	156	0	1,213	245	14

5. Principal securities with no fair value

(Millions of yen)

Description	Previous fiscal year (As of November 30, 2004)	Current fiscal year (As of November 30, 2005)
	Book value	Book value
(1) Held-to-maturity bonds		
Domestic bonds of private placement	27	27
(2) Other securities		
Unlisted stocks		
(except for over-the-counter securities)	3,095	2,830

6. Redemption schedule of securities with maturity and held-to-maturity bonds of other securities

(Millions of yen)

Description	Previous fiscal year (As of November 30, 2004)				Current fiscal year (As of November 30, 2005)			
	Within one year	Over one year within five years	Over five years within ten years	Over ten years	Within one year	Over one year within five years	Over five years within ten years	Over ten years
Bonds								
(1) Government and local bonds	—	—	—	—	—	—	—	—
(2) Debentures	—	—	—	—	—	—	—	—
(3) Other	27	—	—	2,000	27	—	—	1,000
Total	27	—	—	2,000	27	—	—	1,000

Derivative Financial Transactions

1. Matters concerning derivative financial transactions

Previous fiscal year (From December 1, 2003 to November 30, 2004)	Current fiscal year (From December 1, 2004 to November 30, 2005)
(1) Types of derivative financial transactions The Company and three consolidated subsidiaries, Dispen Pak Japan Co., Inc., Gourmet Delika Co., Ltd., and Y.M. Kyuso Corporation enter into the forward exchange contracts, currency swap agreements, and interest rate swap agreements.	(1) Types of derivative financial transactions The Company and a consolidated subsidiary, Dispen Pak Japan Co., Inc., enter into the forward exchange contracts and currency swap agreements.
(2) Policies of derivative financial transactions The Company and three consolidated subsidiaries never conduct speculative transactions.	(2) Policies of derivative financial transactions The Company and a consolidated subsidiary never conduct speculative transactions.
(3) Purposes of derivative financial transactions The Company and three consolidated subsidiaries enter into derivative agreements to hedge risks from fluctuations in foreign exchange rates and from fluctuating of interest rate and never make use of them for the purpose of speculative transactions.	(3) Purposes of derivative financial transactions The Company and a consolidated subsidiary enter into derivative agreements to hedge risks from fluctuations in foreign exchange rates and from fluctuating of interest rate and never make use of them for the purpose of speculative transactions.
(4) Risk in derivative financial transactions Derivative financial transactions' contracts involve risks of fluctuation in foreign exchange rates and from fluctuating of interest rate. Those risks are offset by the mutual risks of assets and liabilities of hedge items. The Company and three consolidated subsidiaries recognize that there are little credit risks from non-fulfillment of contract, because the business connections are creditable domestic banks.	(4) Risk in derivative financial transactions Derivative financial transactions' contracts involve risks of fluctuation in foreign exchange rates and from fluctuating of interest rate. Those risks are offset by the mutual risks of assets and liabilities of hedge items. The Company and a consolidated subsidiary recognize that there are little credit risks from non-fulfillment of contract, because the business connections are creditable domestic banks.
(5) Risk management The Company executes derivative financial transactions according to the internal regulations by Production Division and Treasury Division and all the results of derivative financial transaction are reported to the head of Treasury Division. And the general control division mainly controls derivative financial transactions of three consolidated subsidiaries and all the results of them are reported to the director in charge of its division.	(5) Risk management The Company executes derivative financial transactions according to the internal regulations by Production Division and Treasury Division and all the results of derivative financial transaction are reported to the head of Treasury Division. And the general control division mainly controls derivative financial transactions of a consolidated subsidiary and all the results of them are reported to the director in charge of its division.

2. Matters concerning fair value

Contract amount, fair value, and unrealized gain (loss) on derivative instruments

(1) Interest rate swap agreements

(Millions of yen)

Classification	Description	Previous fiscal year (As of November 30, 2004)				Current fiscal year (As of November 30, 2005)			
		Contract amount	Contract amount over one year	Fair value	Unrealized gain (loss)	Contract amount	Contract amount over one year	Fair value	Unrealized gain (loss)
Non-market transactions	Interest rate swap Floating rate receipt, fixed rate payment	100	—	(1)	(1)	—	—	—	—
Total		100	—	(1)	(1)	—	—	—	—

(Notes) 1. Fair value is based on the price quoted by financial institutions.
2. Derivative financial transactions, for which hedge accounting is applied, are excluded from the above table.

Retirement Benefits

Retirement Benefits

1. Summary of retirement benefit system

The Company and fifteen consolidated subsidiaries including San-ei Provisions Co., Ltd., Deria Foods Co., Ltd., and Co-op Food Products Co., Ltd. have a defined benefit pension plan covering all of the retirement payable for their employees. And the Company established trust to cover retirement benefit obligations.

Twenty consolidated companies including Q.P. Egg Corporation, Kewpie Jyozo Co., Ltd., K.R.S. Corporation, Kanae Foods Co., Ltd., and Zenno Q.P. Egg Station Co., Ltd. have a defined benefit pension plan and a lump-sum grants system covering a part of the retirement payable for their employees.

As a result, twenty companies of the Company and all the consolidated subsidiaries have the lamp-sum grant system. In addition, excluding the above, one system of Fund-Type and two systems of Contract-Type concerning the defined benefit system, two systems concerning the employees' welfare pension funds, and seven systems concerning the tax-qualified pension system are adopted every systems by some companies.

2. Retirement benefit obligations

(Millions of yen)

	Previous fiscal year (As of November 30, 2004)	Current fiscal year (As of November 30, 2005)
(1) Retirement benefit obligations	(56,893)	(57,158)
(2) Pension fund assets	51,171	61,919
(3) Unfunded retirement benefit obligations	(5,722)	4,761
(4) Unrecognized pension fund assets	—	(5,895)
(5) Unrecognized effects of the amendments on the application of the new accounting standards for retirement benefits	382	—
(6) Unrecognized actuarial losses	16,565	14,491
(7) Unrecognized prior service liabilities	(10,024)	(9,120)
(8) Gain on the return of the entrusted government's portion of the welfare pension	(610)	—
(9) Net retirement benefit obligation recognized in the consolidated balance sheet	590	4,236
(10) Reserve for retirement benefits	(2,423)	(2,901)
(11) Prepaid pension cost	3,014	7,138

3. Retirement benefit costs

(Millions of yen)

	Previous fiscal year (From November 30, 2003 to November 30, 2004)	Current fiscal year (From November 30, 2004 to November 30, 2005)
(1) Service costs	2,137	1,863
(2) Interest costs	1,181	1,168
(3) Expected return on pension fund assets	(1,484)	(1,692)
(4) Recognition of prior service liabilities	(919)	(904)
(5) Amortization of actuarial losses	1,655	1,589
(6) Amortization of effects of the amendments on the application of the new accounting standards for retirement benefits	382	382
Retirement benefit costs	2,952	2,406

(Note) The costs which the companies to which employees are on loan, and employees themselves should bear, are excluded from service costs.

4. Calculation basis of retirement benefit obligations

	Previous fiscal year (As of November 30, 2004)	Current fiscal year (As of November 30, 2005)
(1) Discount rate	2.3%	2.3%
(2) Expected return rate on pension fund assets	4.0%	4.0%
(3) Recognition method of the projected retirement benefit obligations	Straight-line method	The same standards with the previous fiscal year.
(4) Recognition term of prior service liabilities	Twelve years except for K.R.S. Corporation (from ten to thirteen years)	The same standards with the previous fiscal year.
(5) Amortization term of actuarial gains or losses	Twelve years except for K.R.S. Corporation (from ten to thirteen years) Actuarial gains or losses are amortized by the straight-line method over a certain period within the average remaining service period of employees from the next year of the respective accrual years.	The same standards with the previous fiscal year.
(6) Amortization term of effects of the amendments on the application of the new accounting standards for retirement benefits	――――― (The effects of K.R.S. Corporation and Y.M. Kyuso Corporation are amortized by the straight-line method over five years.)	――――― The same standards with the previous fiscal year.

Tax-Effect Accounting

(Millions of yen)

	Previous fiscal year (As of November 30, 2004)	Current fiscal year (As of November 30, 2005)
1. The principal details of deferred tax assets and liabilities are as follows:		
Deferred tax assets		
Unrealized gains	1,265	1,221
Reserve for sales rebates	425	295
Reserve for bonuses	948	707
Accrued enterprise tax	219	142
Reserve for directors' and corporate auditors' retirement pay	664	482
Reserve for retirement benefits	1,237	1,184
Trust to cover retirement benefit obligations	1,442	1,442
Allowance for doubtful accounts	116	104
Write-down of golf course memberships	363	284
Other	315	970
Sub-total deferred tax assets	6,997	6,835
Valuation reserve	(115)	(246)
Total deferred tax assets	6,881	6,589
Deferred tax liabilities		
Prepaid pension costs	(1,560)	(3,041)
Valuation difference of fixed assets	(965)	(965)
Reserve for deduction entry of property by purchase	(1,576)	(1,555)
Unrealized valuation gain on other securities	(1,141)	(3,148)
Other	(53)	(45)
Total deferred tax liabilities	(5,299)	(8,757)
Net deferred tax assets	1,582	(2,168)
Net deferred tax assets included in the consolidated balance sheets are as follows:		
Current assets — deferred tax assets	1,967	1,894
Fixed assets — deferred tax assets	1,338	1,063
Current liabilities — deferred tax liabilities	—	(2)
Long-term liabilities — deferred tax liabilities	(1,723)	(5,124)
2. The principal details of the material differences between the statutory effective tax rate and the actual burden tax rate after application of tax-effect accounting		
The statutory effective tax rate	42.0 %	40.7 %
(Adjustments)		
Loss carry forward of consolidated subsidiaries not to have recognized tax-effect	1.6 %	0.5 %
Permanent exclusion from expenses	1.3 %	1.6 %
Tax free income	(0.5 %)	(0.4 %)
Capita levy on inhabitant tax	1.2 %	1.5 %
Other	0.3 %	0.2 %
Actual burden tax rate after the application of tax effect accounting	45.9 %	44.1 %

Segment Information

1. Segment information of business line

Previous fiscal year (From December 1, 2003 to November 30, 2004)

(Millions of yen)

	Foodstuffs	Distribution	Total	Elimination and/or addition	Consolidated
1. Sales and operating income					
Sales					
(1) Sales to customers	340,713	83,014	423,727	—	423,727
(2) Internal sales or transfers to/from segments	15	23,915	23,930	(23,930)	—
Total	340,728	106,929	447,658	(23,930)	423,727
Operating expenses	324,034	102,529	426,564	(18,498)	408,065
Operating income	16,694	4,399	21,094	(5,431)	15,662
2. Allocated assets, depreciation expense, and capital expenditure					
Assets	178,352	61,606	239,958	22,163	262,122
Depreciation expense	10,316	2,212	12,528	86	12,614
Capital expenditure	11,121	2,611	13,733	44	13,778

(Notes) 1. Methods determining business segments
Business segments are classified based on business line.

2. Main products of each business segment

Business segment	Main products
Foodstuffs	Mayonnaise and dressings, Fruit applications and cooked foods, Egg products, Healthcare products, Vegetables and salads
Distribution	Storage and transportation

3. Operating expenses that cannot be allocated to segments mainly belong to the general control division in the head office of the Company, K.System Co., Ltd. and Kewpie Ai Co., Ltd. Those amounts included in Elimination and/or addition on the column of the above table, are ¥ 5,673 million.

4. Assets that cannot be allocated to segments consist mainly of spare working funds and investment capital (cash, deposits and investment in securities), and belong to the general control division in the head office of the Company, K.System Co., Ltd. and Kewpie Ai Co., Ltd. Those amounts included in Elimination and/or addition on the column of the above table, are ¥ 30,957 million.

5. Long-term prepaid expenses are included in capital expenditure and their depreciation in depreciation expense.

Current fiscal year (From December 1, 2004 to November 30, 2005)

(Millions of yen)

	Foodstuffs	Distribution	Total	Elimination and/or addition	Consolidated
1. Sales and operating income					
Sales					
(1) Sales to customers	367,774	87,233	455,007	—	455,007
(2) Internal sales or transfers to/from segments	9	24,245	24,254	(24,254)	—
Total	367,783	111,478	479,262	(24,254)	455,007
Operating expenses	353,425	107,457	460,883	(18,706)	442,176
Operating income	14,357	4,021	18,379	(5,548)	12,830
2. Allocated assets, depreciation expense, and capital expenditure					
Assets	178,684	62,598	241,283	24,441	265,724
Depreciation expense	10,155	2,043	12,198	80	12,279
Capital expenditure	10,027	2,074	12,102	108	12,210

(Notes) 1. Methods determining business segments
Business segments are classified based on business line.

2. Main products of each business segment

Business segment	Main products
Foodstuffs	Mayonnaise and dressings, Fruit applications and cooked foods, Egg products, Healthcare products, Vegetables and salads
Distribution	Storage and transportation

3. Operating expenses that cannot be allocated to segments mainly belong to the general control division in the head office of the Company, K.System Co., Ltd. and Kewpie Ai Co., Ltd. Those amounts included in Elimination and/or addition on the column of the above table, are ¥ 5,782 million.

4. Assets that cannot be allocated to segments consist mainly of spare working funds and investment capital (cash, deposits and investment in securities) and belong to the general control division in the head office of the Company, K.System Co., Ltd. and Kewpie Ai Co., Ltd. Those amounts included in Elimination and/or addition on the column of the above table, are ¥ 33,141 million.

5. Long-term prepaid expenses are included in capital expenditure and their depreciation in depreciation expense.

6. Additional information
Representation on the statement of income regarding an external tax (say the external standard taxation) levied on added value amounts and capital amounts composing corporate enterprise tax

The law for revision of a part of the local tax law (law No. 9 of 2003) was promulgated on March 31, 2003, and the external standard taxation system levied on the external of enterprise was enforced from the fiscal year beginning April 1, 2004.
Thereby, a tax levied on the external standard is included in selling, general and administrative expenses from the current consolidated fiscal year in accordance with "Practical guidance for representation on statement of income regarding a tax levied on the external standard"(Practical report No. 12 issued by Accounting Standards Board of Japan on February 13, 2004).
As a result, operating expenses in the Foodstuffs business increased by ¥ 66 million and operating income decreased by the same amounts, and operating expenses in the Distribution business increased by ¥ 51 million and operating income decreased by the same amounts. Operating expenses that cannot be allocated to particular segments, increased by ¥ 216 million.

2. Geographical business

Segment information of geographical business is not disclosed since the proportion of domestic sales and assets in the fiscal years ended November 30, 2004 and 2005, exceeds 90% to the total amounts of segment sales and segment assets, respectively.

3. Overseas sales amounts

Segment information of overseas sales amounts is not disclosed since the overseas sales amounts in the fiscal years ended November 30, 2004 and 2005, are less than 10% of consolidated sales, respectively.

Related Party Transactions

Previous fiscal year (From December 1, 2003 to November 30, 2004)

Parent company, principal corporate shareholders, and other

(Millions of yen)

Attribution	Corporate name	Address	Capital stock	Principal business	Percentage of voting rights	Relationship: Number of interlocking directors and corporate auditors	Relationship: On business	Transaction		Amount	Account	End of year
Principal corporate shareholders and other affiliated companies	Nakashimato Co., Ltd.	Shibuya-ku, Tokyo	119	Sales of processed foodstuffs	Direct 17.2% Indirect 3.1%	3 persons	Purchase of products	Operating	Purchase of products	40,178	Account payable - trade	6,662
								Non-operating	Consign-ment of calculation office work	2,113	Account payable - other	290

Transaction's term and policy

Purchase prices of products and charges of consignment calculation office work are determined in accordance with the general transaction's term in consideration of the market prices.

(Note) Amounts in End of year include consumption taxes and those of Transactions exclude them.

Current fiscal year (From December 1, 2004 to November 30, 2005)

Parent company, principal corporate shareholders, and other

(Millions of yen)

Attribution	Corporate name	Address	Capital stock	Principal business	Percentage of voting rights	Relationship: Number of interlocking directors and corporate auditors	Relationship: On business	Transaction		Amount	Account	End of year
Principal corporate shareholders and other affiliated companies	Nakashimato Co., Ltd.	Shibuya-ku, Tokyo	50	Sales of processed foodstuffs	Direct 17.3% Indirect 3.2%	4 persons	Purchase of products	Operating	Purchase of products	40,551	Account payable - trade	6,820
								Non-operating	Consign-ment of calculation office work	666	Account payable - other	4

Transaction's term and policy

1. Purchase prices of products and charges of consignment calculation office work are determined in accordance with the general transaction's term in consideration of the market prices.
2. In comparison with the tables of the previous year and the current year, the remarkable decrase in the amount of non-operating transactions and its balance of end of year resulted from spinning the information system division of Nakashimato Co., Ltd. on April 1, 2005 off To Solusions Co., Ltd., which was accounted for by the equity method.

(Note) Amounts in End of year include consumption taxes and those of Transactions exclude them.

Consolidated Per Share Data

	Previous fiscal year (From December 1, 2003 to November 30, 2004)	Current fiscal year (From December 1, 2004 to November 30, 2005)
Shareholders' equity per share	¥827.17	¥865.32
Net income per share — primary	¥ 45.18	¥ 35.25
Net income per share — diluted	¥ 41.63	¥ 32.64

(Note) Calculation Basis of net income per share and net income per share — diluted is as follows.

(Millions of yen)

	Previous fiscal year (From December 1, 2003 to November 30, 2004)	Current fiscal year (From December 1, 2004 to November 30, 2005)
Net income per share		
Net income	7,006	5,465
Amounts not attributable to common share	87	73
(Including directors' and corporate auditors' bonuses)	87	73
Net income attributable to common share	6,919	5,391
Weighted average number of common share	153,154 thousand shares	152,957 thousand shares
Net income per share — diluted		
Adjustments to net income	107	110
(Including interest expense after tax adjustment)	108	111
Increase in common share	15,619 thousand shares	15,619 thousand shares
(Including convertible bonds)	15,619 thousand shares	15,619 thousand shares
Summary of potential shares which were not included in calculation basis of net income per share — diluted because they do not have dilutive effects	(For stock option granted of total treasury stock number regulated article 210, No. 2 of Commercial Code before revision) 1,111,000shares In addition, the above stock option is stated in "IV. The Company, 1. Shares, (4) Stock options."	(For stock option granted of total treasury stock number regulated article 210, No. 2 of Commercial Code before revision) 1,110,000shares In addition, the above stock option is stated in "IV. The Company, 1. Shares, (4) Stock options."

Significant Subsequent Events

Previous fiscal year (From December 1, 2003 to November 30, 2004)	Current fiscal year (From December 1, 2004 to November 30, 2005)
Purchase of treasury stock For the purpose of executing the mobile capital policy, while complying with changes of the management circumstances, the Company received the approval for purchase of its own common share by the resolution at the Board of Directors held on January 11, 2005 on the authorization of the Articles of Incorporation (the provision of Article 211-3 Paragraph 1 Item 2 of the Commercial Code). The terms of purchase The Company can purchase its own shares up to the maximum quantity 600,000 shares with the maximum amount ¥ 600 million by the ending of the 92nd General Shareholders' Meeting on February 22, 2005. The execution 1. Method of purchase: Purchase on Tokyo Stock Exchange 2. Number of shares purchased: 205,500 shares 3. Purchase amount: ¥ 184 million 4. Purchase term: anuary 18, 2005 through January 25, 2005	None

(e) Consolidated Supplementary Statements

1. Description of bonds

(Millions of yen)

Corporate name	Issue	Issue date	Beginning balance	Ending balance	Interest rate per annum	Pledged	Maturity
*1	The 4th unsecured convertible bonds	June 3, 1994	18,629 (18,629)	— (—)	1.0%	—	November 30, 2005
*1	The 1st unsecured bonds	November 4, 2005	— (—)	10,000 (—)	0.82%	—	November 4, 2009
*2	Bonds	From July 10, 1997 to August 26, 1998	200 (200)	— (—)	From 2.2% to 2.6%	Pledged	From July 9, 2004 to August 26, 2005
	Total		18,829 (18,829)	10,000 (—)			

(Notes) 1. The figure in parentheses under Ending balance indicates the amounts redeemed within one year.
2. Terms for conversion of the convertible bonds are as follows:

Issue	Term of validity for conversion	Conversion price	Shares to be issued	Capitalized amount per share
The 4th unsecured convertible bonds	From July 1, 1994 to November 29, 2005	¥ 1,192.70	Common share	¥ 597

*1: Issued by the Company
*2: Issued by the domestic subsidiary, Kewpie Jyozo Co., Ltd.

The aggregate amount which will be redeemed every year in annual maturities for the next five years, is as follows:

(Millions of yen)

Within one year	Over one year within two years	Over two years within three years	Over three years within four years	Over four years within five years
—	—	—	10,000	—

2. Description of bank loans and other

(Millions of yen)

Item	Beginning balance	Ending balance	Average interest rate per annum	Maturity
Short-term loans payable	7,915	14,803	1.124%	—
Current portion of long-term loans payable	3,465	2,858	1.368%	—
Long-term loans payable	12,577	10,380	1.082%	From December 2006 to January 2014
Other interest-bearing debt	298	404	4.801%	From December 2005 to September 2010
Total	24,256	28,447		

(Notes) 1. Average interest rates are calculated by using interest rates and balance of loans payable at the balance sheet date.
2. The annual aggregate amount repaid to banks for the next five years is as follows:

(Millions of yen)

	Over one year within two years	Over two years within three years	Over three years within four years	Over four years within Five years
Long-term loans payable and other	1,573	2,660	4,911	946

(2) Other

None

Independent Auditors' Report

February 22, 2006

The Board of Directors
KEWPIE KABUSHIKI-KAISHA
(Q.P. Corporation)

ERNST & YOUNG SHIN NIHON

Designated and Engagement Partner Kitabayashi Hiroshi
Certified Public Accountant
(signed and sealed)

Designated and Engagement Partner Takahashi Hidenori
Certified Public Accountant
(signed and sealed)

Designated and Engagement Partner Takemoto Keisuke
Certified Public Accountant
(signed and sealed)

Pursuant to Article 193-2 of "The Securities and Exchange Law", we have audited the financial statements of KEWPIE KABUSHIKI-KAISHA presented in "Financial Conditions", of the 93rd fiscal year from December 1, 2004 to November 30, 2005, namely, the balance sheet, the statement of income, the statement of appropriated retained earnings, and the supplementary statements, all expressed in yen. These financial statements are the responsibility of the Company's management. Our responsibility is to independently express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards, procedures and practices generally accepted and applied in Japan. Those standards, procedures and practices require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KEWPIE KABUSHIKI-KAISHA at November 30, 2005, and the results of their operations for the year then ended in conformity with accounting principles and practices generally accepted in Japan.

We have no interest in the Company which should be disclosed pursuant to the provision of the Certified Public Accountants' Law.

Independent Auditors' Report

February 22, 2005

The Board of Directors
KEWPIE KABUSHIKI-KAISHA
(Q.P. Corporation)

Shin Nihon & Co.

Representative and Engagement Partner Kitabayashi Hiroshi
Certified Public Accountant
(signed and sealed)

Representative and Engagement Partner Takahashi Hidenori
Certified Public Accountant
(signed and sealed)

Engagement Partner Takemoto Keisuke
Certified Public Accountant
(signed and sealed)

Pursuant to Article 193-2 of "The Securities and Exchange Law," we have audited the financial statements of KEWPIE KABUSHIKI-KAISHA presented in "Financial Conditions," of the 92nd fiscal year from December 1, 2003 to November 30, 2004, namely, the balance sheet, the statement of income, the statement of appropriated retained earnings, and the supplementary statements, all expressed in yen. These financial statements are the responsibility of the Company's management. Our responsibility is to independently express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards, procedures and practices generally accepted and applied in Japan. Those standards, procedures and practices require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KEWPIE KABUSHIKI-KAISHA at November 30, 2004, and the results of their operations for the year then ended in conformity with accounting principles and practices generally accepted in Japan.

We have no interest in the Company, which should be disclosed pursuant to the provision of the Certified Public Accountants' Law.

2. Financial Statements (Non-Consolidated)

(1) Financial Statements

(a) Balance Sheets

(Millions of yen)

Account \ Term	Previous fiscal year (As of November 30, 2004) Amount		Component ratio	Current fiscal year (As of November 30, 2005) Amount		Component ratio
(Assets)			%			%
I. Current assets						
1. Cash and deposits		10,832			10,182	
2. Notes receivable		663			587	
3. Accounts receivable — trade (Note *1)		35,395			34,294	
4. Purchased goods		2,700			2,228	
5. Products		2,988			3,082	
6. Raw materials		1,925			2,086	
7. Work in progress		92			80	
8. Supplies		427			354	
9. Advance payments		483			49	
10. Prepaid expenses		112			170	
11. Deferred tax assets		660			621	
12. Short-term loans receivable to employees		37			35	
13. Short-term loans receivable to subsidiaries and affiliated companies		25,531			25,265	
14. Accounts receivable — other (Note *1)		1,199			1,109	
15. Other (Note *1)		1,591			1,467	
16. Allowance for doubtful accounts		(212)			(208)	
Total current assets		84,430	44.7		81,407	42.9
II. Fixed assets						
(1) Tangible fixed assets						
1. Buildings	54,518			55,212		
Accumulated depreciation	29,888	24,630		31,603	23,609	
2. Structures	6,439			6,512		
Accumulated depreciation	4,471	1,968		4,641	1,871	
3. Machinery and equipment	70,660			72,459		
Accumulated depreciation	53,779	16,881		56,134	16,325	
4. Auto and transportation equipment	57			55		
Accumulated depreciation	54	3		50	4	
5. Tools, furniture and fixtures	4,028			4,114		
Accumulated depreciation	3,401	627		3,469	644	
6. Land		15,822			16,171	
7. Construction in progress		1,314			1,369	
Total tangible fixed assets		61,249	32.5		59,996	31.6

(Millions of yen)

Account \ Term	Previous fiscal year (As of November 30, 2004) Amount		Component ratio	Current fiscal year (As of November 30, 2005) Amount		Component ratio
(2) Intangible fixed assets			%			%
1. Patent rights		4			—	
2. Leasehold rights		87			87	
3. Trademark		5			0	
4. Computer software		1,344			1,324	
5. Telephone rights and other		90			98	
Total intangible fixed assets		1,533	0.8		1,511	0.8
(3) Investments and other assets						
1. Investment in securities		14,379			16,501	
2. Shares of subsidiaries and affiliated companies		19,258			19,249	
3. Sundry investment in companies		10			10	
4. Sundry investment in subsidiaries		1,286			1,286	
5. Long-term loans receivable		14			—	
6. Long-term loans receivable to employees		45			65	
7. Prepaid pension costs		3,834			6,625	
8. Long-term prepaid expenses		382			317	
9. Guarantee deposit		1,503			1,459	
10. Other		1,459			2,039	
11. Allowance for doubtful accounts		(613)			(603)	
Total investments and other assets		41,559	22.0		46,951	24.7
Total fixed assets		104,342	55.3		108,458	57.1
Total assets		188,772	100.0		189,865	100.0
(Liabilities)						
I. Current liabilities						
1. Accounts payable — trade (Note *1)		22,206			21,114	
2. Short-term loans payable (Note *1)		4,905			10,358	
3. Current portion of convertible bonds		18,629			—	
4. Accounts payable — other (Note *1)		8,075			8,388	
5. Accrued expenses		3,178			3,431	
6. Accrued income taxes		474			447	
7. Advance received		564			4	
8. Deposits received		157			132	
9. Reserve for sales rebates		968			726	
10. Reserve for bonuses		245			258	
11. Other		42			44	
Total current liabilities		59,447	31.5		44,906	23.6

(Millions of yen)

Term / Account	Previous fiscal year (As of November 30, 2004) Amount		Component ratio	Current fiscal year (As of November 30, 2005) Amount		Component ratio
II. Long-term liabilities			%			%
1. Bonds		—			10,000	
2. Long-term loans payable		4,576			4,312	
3. Reserve for directors' and corporate auditors' retirement pay		948			455	
4. Deferred tax liabilities		1,859			4,852	
5. Deposits on contract (Note *1)		6,881			6,304	
6. Other		47			47	
Total long-term liabilities		14,312	7.6		25,971	13.7
Total liabilities		73,760	39.1		70,878	37.3
(Shareholders' equity)						
I. Capital stock (Note *2)		24,104	12.7		24,104	12.7
II. Capital surplus						
(1) Capital surplus reserve	29,418			29,418		
Total capital surplus		29,418	15.6		29,418	15.5
III. Earned surplus						
(1) Earned surplus reserve	3,115			3,115		
(2) Voluntary retained earnings						
1. Special depreciation reserve	61			49		
2. Reserve for deduction entry of property replaced by purchase	2,126			2,105		
3. Special account reserve for deduction entry of property replaced by purchase	59			59		
4. General reserve	52,200			54,700		
(3) Unappropriated retained earnings	4,736			3,927		
Total earned surplus		62,299	33.0		63,957	33.7
IV. Unrealized valuation gain on other securities		1,484	0.8		3,994	2.1
V. Treasury stock (Note *3)		(2,294)	(1.2)		(2,487)	(1.3)
Total shareholders' equity		115,012	60.9		118,987	62.7
Total liabilities and shareholders' equity		188,772	100.0		189,865	100.0

(b) Statements of Income

(Millions of yen)

Account \ Term	Previous fiscal year (From December 1, 2003 to November 30, 2004) Amount		Percentage	Current fiscal year (From December 1, 2004 to November 30, 2005) Amount		Percentage
			%			%
I. Net sales		230,110	100.0		232,668	100.0
II. Cost of sales						
1. Products and purchased goods at beginning of the year	6,396			5,688		
2. Cost of products manufactured	70,348			74,165		
3. Purchases of goods (Note *2)	88,314			87,039		
Total	165,059			166,893		
4. Products and purchased goods at end of the year	5,688			5,310		
5. Transfer to other title of accounts (Note *1)	1,141	158,229	68.8	1,096	160,486	69.0
Gross profit		71,880	31.2		72,181	31.0
III. Selling, general and administrative expenses (Notes *3, 4)		64,607	28.1		66,106	28.4
Operating income		7,273	3.1		6,074	2.6
IV. Non-operating income						
1. Interest income (Note *2)	223			248		
2. Interest income on securities	93			51		
3. Dividends receivable (Note *2)	544			446		
4. Other (Note *2)	224	1,086	0.5	359	1,105	0.5
V. Non-operating expenses						
1. Interest expense on bonds	92			90		
2. Loss on scrapped inventories	186			192		
3. Interest expense	273			122		
4. Other	142	695	0.3	321	727	0.3
Ordinary income		7,663	3.3		6,453	2.8
VI. Extraordinary gains						
1. Gain on sales of investment in securities	153			139		
2. Reversal of allowance for doubtful accounts	2			82		
3. Gain on the return of the entrusted government's portion of the welfare pension	412			—		
4. Gain on sales of shares of subsidiaries and affiliated companies	409			—		
5. Other	32	1,010	0.4	0	222	0.1
VII. Extraordinary losses						
1. Loss on disposal of fixed assets (Note *5)	295			363		
2. Write-down of investment in securities	10			6		
3. Allowance for doubtful accounts	208			19		
4. Write-down of golf course memberships	0			56		
5. Administrative expense to legal affairs	200			100		
6. Loss on sales of shares of subsidiaries and affiliated companies	152			—		
7. Write-down of shares of subsidiaries and affiliated companies	—			79		
8. Other	118	985	0.4	38	664	0.3
Net income before income taxes		7,689	3.3		6,011	2.6
Income taxes	1,805			930		
Income taxes deferred	1,354	3,160	1.4	1,310	2,241	1.0
Net income		4,529	1.9		3,769	1.6
Retained earnings at beginning of the year		1,126			1,151	
Interim dividends		919			994	
Unappropriated retained earnings		4,736			3,927	

Cost Reports

(Millions of yen)

Account \ Term	Previous fiscal year (From December 1, 2003 to November 30, 2004)		Current fiscal year (From December 1, 2004 to November 30, 2005)	
	Amount	Component ratio	Amount	Component ratio
		%		%
Material costs	50,370	71.6	54,127	73.0
Labor costs	7,152	10.2	7,310	9.9
Manufacturing expenses	12,832	18.2	12,715	17.1
Total manufacturing costs	70,356	100.0	74,153	100.0
Work in progress at beginning of the year	84		92	0
Total	70,441		74,246	
Work in progress at end of the year	92		80	0
Cost of products manufactured	70,348		74,165	

<Notes> Previous fiscal year	<Notes> Current fiscal year
1. The method of cost accounting The method of cost accounting applied in all factories is the standard cost accounting. Product costs are decided by multiplying output quantities of each product line by standard product cost per unit, which consists of material cost (calculated by multiplying standard used quantities by a predetermined price), standard labor cost, and standard manufacturing expenses. Comparatively large cost variance (over 1% of total manufacturing cost during the period) incurring in the current period are allocated to cost of sales and inventories at end of the year.	1. The method of cost accounting The same method with the previous term.
2. Principal manufacturing expenses are as follows; Depreciation expense ¥ 4,840 million Taxes and public dues ¥ 443 million Carrying charges ¥ 1,137 million Consignment processing costs ¥ 2,559 million	2. Principal manufacturing expenses are as follows; Depreciation expense ¥ 4,784 million Taxes and public dues ¥ 451 million Carrying charges ¥ 1,213 million Consignment processing costs ¥ 2,222 million
3. Reserve for bonuses, ¥ 75 million and reserve for retirement benefits, ¥ 161 million are included in labor costs.	3. Reserve for bonuses, ¥ 80 million and reserve for retirement benefits, ¥ 161 million are included in labor costs.

(c) Statements of Appropriated Retained Earnings

(Millions of yen)

Account \ Term	Previous fiscal year (The date of an approval of shareholders' meeting February 22, 2005) Amount		Current fiscal year (The date of an approval of shareholders' meeting February 22, 2006) Amount	
I. Unappropriated retained earnings		4,736		3,927
II. Reversal of voluntary retained earnings				
1. Special depreciation reserve	18		15	
2. Reserve for deduction entry of property replaced by purchase	20		29	
3. Special account reserve for deduction entry of property replaced by purchase	—	38	59	105
Total		4,775		4,032
III. Appropriation of retained earnings				
1. Cash dividends	1,072		994	
(¥6.5 per share — in common dividend)	—		994	
(¥6 per share — in celebration of the 85th anniversary of the Company's foundation)	919		—	
(¥1 per share — in celebration of the 85th anniversary of the Company's foundation)	153		—	
2. Directors' and corporate auditors' bonuses	44		30	
(Including corporate auditors' bonuses)	6		5	
3. Reserve for voluntary retained earnings				
(1) Special depreciation reserve	6		5	
(2) Special for deduction entry of property replaced by purchase	—		60	
(3) General reserve	2,500		1,800	
Total		3,623		2,891
IV. Unappropriated retained earnings of carry forward to next year		1,151		1,141

(Note) Special depreciation reserve, reserve for deduction entry of property replaced by purchase, and special account reserve for deduction entry of property replaced by purchase are accounted for in conformity with Corporation Tax Law and the Special Taxation Measures Law.

Significant Accounting Policies

	Previous fiscal year (From December 1, 2003 to November 30, 2004)	Current fiscal year (From December 1, 2004 to November 30, 2005)
1. Securities	(1) Shares of subsidiaries and affiliated companies are stated at moving average cost. (2) Other securities with fair value are stated at fair value based on market price at the closing date. Valuation differences comprise shareholders' equity as unrealized valuation gain (loss) on other securities. When sold, cost of sales is determined by the moving average method. Other securities with no fair value are stated at moving average cost.	(1) The same standards with the previous fiscal year. (2) The same standards with the previous fiscal year.
2. Derivative financial instruments	Derivative financial instruments are stated at fair value. Hedge accounting is adopted for derivative financial instruments which conform to the requirements of hedge accounting.	The same standards with the previous fiscal year.
3. Inventories	(Valuation basis) Purchased goods, products, raw materials, work in progress and supplies are stated at cost. (Valuation method) (a) Purchased goods, products (except for the following (b)), raw materials, work in progress and supplies are determined by the monthly moving average method. (b) Some joint products are determined by the retail periodic average method.	(Valuation basis) The same standards with the previous fiscal year. (Valuation method) The same standards with the previous fiscal year.
4. Depreciation of fixed assets	(1) Tangible fixed assets are depreciated by the declining balance method except for the following assets. Buildings (except for equipment fixed inside buildings) acquired on and after April 1, 1998, are depreciated by the straight-line method. The same basis with the Corporation Tax Law is adopted for useful life and scrap value. The main useful life is as follows. Buildings 3-50 years Machinery and equipment 2-17 years (2) Intangible fixed assets are depreciated by the straight- line method. The same basis with the Corporation Tax Law is adopted for useful life. Computer software is amortized as no scrap value by the straight-line method for five years based on the estimated useful life for internal use. (3) Long-term prepaid expenses are amortized by the straight-line method.	(1) The same standards with the previous fiscal year. (2) The same standards with the previous fiscal year. (3) The same standards with the previous fiscal year.
5. Deferred assets	————	Bond issue costs Bond issue costs were amortized fully when incurred.
6. Reserve	(1) Allowance for doubtful accounts Allowance for doubtful accounts is provided for on the amounts calculated by an estimated uncollectible rate to general credits considering the past actual bad debt losses, plus on the estimated uncollectible amounts in consideration of the possibility of collection to specific credits of apprehension credits of bad debt, etc. (2) Reserve for sales rebates Reserve for sales rebates is based on a proportion to sales on an accrual basis.	(1) Allowance for doubtful accounts The same standards with the previous fiscal year. (2) Reserve for sales rebates The same standards with the previous fiscal year.

	Previous fiscal year (From December 1, 2003 to November 30, 2004)	Current fiscal year (From December 1, 2004 to November 30, 2005)
	(3) Reserve for bonuses Reserve for bonuses is based on the specific computation period. (4) Reserve for retirement benefits Reserve for retirement benefits is provided for at the necessary amounts on an accrual basis considering the estimated retirement benefit obligations and pension fund assets at end of the current fiscal year. Prior service liabilities are amortized by the straight-line method over a certain period (twelve years) within an average remaining service period of employees, and their amortization starts in the respective accrual years. Actuarial gains or losses are amortized by the straight-line method over a certain period (twelve years) within an average remaining service period of employees, and their amortizations start in the next year of the respective accrual years. As the pension fund assets exceeded retirement benefit obligations in the current fiscal year, its excess amounts were accounted for as prepaid pension costs in investments and other assets. Retirement benefits systems of the Company consist of a defined benefit corporate pension plan (Fund-type and Contract-type). (Additional information) For the purpose of the return of a role as an agent regarding the operations of welfare pension fund, the relinquishment of the entrusted government's portion of retirement benefit obligations and the exemption of future payment obligations in accordance with the Defined Benefit Corporation Law promulgated on June 15, 2001, the Company applied to the Ministry of Health, Labour and Welfare to obtain permission of them and was officially approved on the date of October 1, 2002. Thereby, the Company considered the above date to be the returned date, according to the transitional measures of Article 47-2 of "Practical Guidelines of Accounting for Retirement Benefits (Interim Report)" of Accounting Committee Report No. 13 published by the JICPA on September 14, 1999 (Latest revision on October 4, 2004) and recognized the relinquishment of the obligations and the related pension fund assets. The Company obtained the permission of return of the assets and of exemption of the related payment obligation from the Ministry of Health, Labour and Welfare on September 14, 2004, and paid the returning amount, which is equal to ¥ 9,212 million of the minimum actuarial liability, on October 7, 2004.	(3) Reserve for bonuses The same standards with the previous fiscal year. (4) Reserve for retirement benefits Reserve for retirement benefits is provided for at the necessary amounts on an accrual basis considering the estimated retirement benefit obligations and pension fund assets at end of the current fiscal year. Prior service liabilities are amortized by the straight-line method over a certain period (twelve years) within an average remaining service period of employees, and their amortization starts in the respective accrual years. Actuarial gains or losses are amortized by the straight-line method over a certain period (twelve years) within an average remaining service period of employees, and their amortizations start in the next year of the respective accrual years. As the pension fund assets exceeded retirement benefit obligations in the current fiscal year, its excess amounts were accounted for as prepaid pension costs in investments and other assets. Retirement benefits systems of the Company consist of a defined benefit corporate pension plan (Fund-type and Contract-type). ————

	Previous fiscal year (From December 1, 2003 to November 30, 2004)	Current fiscal year (From December 1, 2004 to November 30, 2005)
	As a result, the difference between the actual amount paid and the reported amount in the prior fiscal year is ¥ 412 million whose amount has an effect on the financial statements as an extraordinary gain. (5) Reserve for directors' and corporate auditors' retirement pay Reserve for directors' and corporate auditors' retirement pay is accounted for by amounts payable which will be required in accordance with the Company's bylaw if all directors and corporate auditors terminate their services with the Company at end of the year.	(5) Reserve for directors' and corporate auditors' retirement pay The same standards with the previous fiscal year.
7. Lease transactions	Finance lease transactions other than those which are deemed to transfer the ownership of leased assets to lessees, are accounted for by the same method applied to ordinary operating leases.	The same standards with the previous fiscal year.
8. Hedge accounting	(1) Hedge accounting Deferral hedge is adopted in the method of hedge accounting. Designation transactions are applied to debts and credits in foreign currency which conform to the requirements of hedge accounting. (2) Hedge instruments and hedge items Hedge instruments are forward exchange contracts. Hedge items are purchase transactions in foreign currencies. (3) Hedge policy The Company enters into forward exchange contracts to hedge risks from fluctuations in foreign exchange rate and never makes use of them for the purpose of speculative transactions. (4) Assessment of the effectiveness of hedge accounting Control procedures of hedge transactions are executed according to the Company's bylaw. The effectiveness of hedge is measured by comparing movements in the fair value of hedge items with those of hedge instruments. Hedge transactions are strictly controlled, analyzed and assessed.	(1) Hedge accounting The same standards with the previous fiscal year. (2) Hedge instruments and hedge items The same standards with the previous fiscal year. (3) Hedge policy The same standards with the previous fiscal year. (4) Assessment of the effectiveness of hedge accounting The same standards with the previous fiscal year.
9. Other	Accounting for consumption taxes Consumption taxes are recorded in separate accounts. Accrued consumption taxes are included in accounts payable — other.	Accounting for consumption taxes The same standards with the previous fiscal year.

Additional Information

Previous fiscal year (From December 1, 2003 to November 30, 2004)	Current fiscal year (From December 1, 2004 to November 30, 2005)
———————	Representation on the statement of income regarding an external tax (say the external standard taxation) levied on added value amounts and capital amounts composing corporate enterprise tax The law for revision of a part of the local tax law (law No. 9 of 2003) was promulgated on March 31, 2003, and the external standard taxation system levied on the external of enterprise was enforced from the fiscal year beginning April 1, 2004. Thereby, a tax levied on the external standard is included in selling, general and administrative expenses from the current fiscal year in accordance with "Practical guidance for representation on statement of income regarding a tax levied on the external standard"(Practical report No. 12 issued by Accounting Standards Board of Japan on February 13, 2004). As a result, selling, general and administrative expenses increased by ¥ 216 million and operating income, ordinary income and net income before income taxes decreased by the same amount respectively.

Notes

Balance Sheets

Previous fiscal year (As of November 30, 2004)

1. *1. The amounts of credits and debts to subsidiaries and affiliated companies excluding those disclosed as an individual account, are included in the following titles of account:

Accounts receivable — trade	¥ 4,432 million
Accounts receivable — other	¥ 626 million
Other (Current assets)	¥ 1,367 million
Accounts payable — trade	¥ 10,982 million
Accounts payable — other	¥ 1,363 million
Deposits on contract	¥ 6,497 million

2. *2. Authorized shares
   Common share 250,004,000 shares
   Outstanding shares
   Common share 155,464,515 shares
   *3. Treasury stock
   Common share 2,264,343 shares
   (Including 1,111,000 shares for stock option granted)

3. Contingent liabilities
   Liabilities for Guarantee
   The amounts of liabilities guaranteed under joint signature

(Millions of yen)

Debtor	Amount	Contents
Employees	584	Bank loan, etc.
Kowa Derika Co., Ltd.	56	Bank loan
Potato Delica Co., Ltd.	319	Bank loan
Henningsen Foods, Inc.	1,171	Bank loan
	302	Re-guarantee for loan from David City, Nebraska
Thai Q.P. Co., Ltd.	2	Bank loan
Kewpie (Thailand) Co., Ltd.	128	Bank loan
Hangzhou Q.P. Foods Co., Ltd.	342	Bank loan
Total	2,907	

4. Restriction of dividends
   Increase of shareholders' equity regulated the Commercial Code Enforcement Regulation Article 124-3 is ¥ 1,484 million.

Current fiscal year (As of November 30, 2005)

1. *1. The amounts of credits and debts to subsidiaries and affiliated companies excluding those disclosed as an individual account, are included in the following titles of account:

Accounts receivable — trade	¥ 3,993 million
Accounts receivable — other	¥ 1,008 million
Other (Current assets)	¥ 1,269 million
Accounts payable — trade	¥ 10,728 million
Short-term loans payable	¥ 1,989 million
Accounts payable — other	¥ 1,475 million
Deposits on contract	¥ 5,917 million

2. *2. Authorized shares
   Common share 250,004,000 shares
   Outstanding shares
   Common share 155,464,515 shares
   *3. Treasury stock
   Common share 2,478,457 shares
   (Including 1,111,000 shares for stock option granted)

3. Contingent liabilities
   Liabilities for Guarantee
   The amounts of liabilities guaranteed under joint signature

(Millions of yen)

Debtor	Amount	Contents
Employees	504	Bank loan, etc.
Kowa Derika Co., Ltd.	48	Bank loan
Potato Delica Co., Ltd.	94	Bank loan
Henningsen Foods, Inc.	1,705	Bank loan
	314	Re-guarantee for loan from David City, Nebraska
Thai Q.P. Co., Ltd.	2	Bank loan
Kewpie (Thailand) Co., Ltd.	115	Bank loan
Hangzhou Q.P. Foods Co., Ltd.	484	Bank loan
Beijing Q.P. Foods Co., Ltd.	22	Bank loan
Total	3,290	

4. Restriction of dividends
   Increase of shareholders' equity regulated the Commercial Code Enforcement Regulation Article 124-3 is ¥ 3,994 million.

Statements of Income

Previous fiscal year (From December 1, 2003 to November 30, 2004)	Current fiscal year (From December 1, 2004 to November 30, 2005)
1. *1. Transfer to other title of accounts is a sum of amounts used as samples, gifts, and material for manufacturing.	1. *1. The same matter with the previous term.
2. *2. Principal transactions with subsidiaries and affiliated companies are as follows; Purchases of goods and raw materials ¥ 84,149 million Non-operating income Interest received ¥ 220 million Dividends received ¥ 384 million Other ¥ 58 million Total ¥ 663 million	2. *2. Principal transactions with subsidiaries and affiliated companies are as follows; Purchases of goods and raw materials ¥ 86,266 million Non-operating income Interest received ¥ 245 million Dividends received ¥ 283 million Other ¥ 137 million Total ¥ 665 million
3. *3. The component percentage of selling expenses, and general and administrative expenses to their aggregate amount, is approximately 81% and 19 % respectively. Main expenses are as follows; Warehousing and carrying charges ¥ 11,931 million Advertising and general publicity expense ¥ 8,648 million Sales promotion expense ¥ 21,559 million Research and development costs ¥ 2,159 million Payroll ¥ 8,590 million Depreciation expense ¥ 831 million Reserve for bonuses ¥ 170 million Reserve for retirement benefits ¥ 657 million Reserve for directors' and corporate auditors' retirement pay ¥ 131 million Allowance for doubtful accounts ¥ 19 million	3. *3. The component percentage of selling expenses, and general and administrative expenses to their aggregate amount, is approximately 81% and 19 % respectively. Main expenses are as follows; Warehousing and carrying charges ¥ 12,064 million Advertising and general publicity expense ¥ 9,123 million Sales promotion expense ¥ 21,494 million Research and development costs ¥ 2,271 million Payroll ¥ 8,800 million Depreciation expense ¥ 853 million Reserve for bonuses ¥ 178 million Reserve for retirement benefits ¥ 477 million Reserve for directors' and corporate auditors' retirement pay ¥ 111 million Allowance for doubtful accounts ¥ 22 million
4. *4. The total amounts of research and development costs are ¥ 2,159 million and all of them are included in general and administrative expenses.	4. *4. The total amounts of research and development costs are ¥ 2,271 million and all of them are included in general and administrative expenses.
5. *5. Losses on disposal of fixed assets are as follows; Buildings ¥ 79 million Machinery and equipment ¥ 200 million Structures and other ¥ 15 million Total ¥ 295 million	5. *5. Losses on disposal of fixed assets are as follows; Buildings ¥ 44 million Machinery and equipment ¥ 293 million Structures and other ¥ 25 million Total ¥ 363 million

Lease Transactions

Previous fiscal year (From December 1, 2003 to November 30, 2004)

1. Finance lease transactions other than those which are deemed to transfer the ownership of leased assets to lessees
   (1) Estimated acquisition cost, accumulated depreciation, and estimated value of lease properties

(Millions of yen)

	Estimated acquisition cost	Accumulated depreciation	Estimated value
Tools, furniture and fixtures	1,668	1,137	530
Auto and transportation equipment	1,071	644	427
Computer software	162	106	55
Machinery and equipment	213	111	101
Total	3,115	2,000	1,115

(2) Future lease payments

Due within one year	¥ 571 million
Due over one year	¥ 559 million
Total	¥ 1,131 million

(3) Lease payments, depreciation, and estimated interest expenses

Lease payments	¥ 736 million
Depreciation expense	¥ 710 million
Estimated interest expense	¥ 23 million

(4) Method of depreciation
Depreciation expense is calculated by the straight-line method by considering lease period to be useful life and scrap value to be zero.

(5) Calculation method of estimated interest expense
Interest which is separated from the aggregate lease amounts, is calculated as the difference between the aggregate lease amounts on contracts and the presumed costs considered to be acquired by the lesser. Such calculated interest is allocated to the respective fiscal years by the interest-method.

Current fiscal year (From December 1, 2004 to November 30, 2005)

1. Finance lease transactions other than those which are deemed to transfer the ownership of leased assets to lessees
   (1) Estimated acquisition cost, accumulated depreciation, and estimated value of lease properties

(Millions of yen)

	Estimated acquisition cost	Accumulated depreciation	Estimated value
Tools, furniture and fixtures	1,131	532	599
Auto and transportation equipment	739	337	401
Computer software	90	53	37
Machinery and equipment	190	118	71
Total	2,152	1,041	1,110

(2) Future lease payments

Due within one year	¥ 538 million
Due over one year	¥ 586 million
Total	¥ 1,124 million

(3) Lease payments, depreciation, and estimated interest expenses

Lease payments	¥ 663 million
Depreciation expense	¥ 640 million
Estimated interest expense	¥ 21 million

(4) Method of depreciation
The same method with the previous fiscal year.

(5) Calculation method of estimated interest expense
The same method with the previous fiscal year.

Securities

Securities

Shares of subsidiaries and affiliated companies with fair value

(Millions of yen)

Description	Previous fiscal year (As of November 30, 2004)			Current fiscal year (As of November 30, 2005)		
	Book value	Fair value	Unrealized gain (loss)	Book value	Fair value	Unrealized gain (loss)
Shares of subsidiaries	3,472	8,467	4,995	3,472	9,921	6,448
Shares of affiliated companies	290	1,338	1,047	290	1,871	1,580
Total	3,763	9,806	6,043	3,763	11,792	8,029

Tax-Effect Accounting

(Millions of yen)

	Previous fiscal year (As of November 30, 2004)	Current fiscal year (As of November 30, 2005)
1. The principal details of deferred tax assets and liabilities are as follows:		
Deferred tax assets		
Current assets		
Reserve for sales rebates	394	295
Reserve for bonuses	99	105
Accrued enterprise tax	38	83
Other	127	137
Total current assets — deferred tax assets	660	621
Fixed assets		
Trust to cover retirement benefit obligations	1,442	1,442
Reserve for directors' and corporate auditors' retirement pay	385	185
Write-down of golf course memberships	134	144
Other	341	367
Sub-total fixed assets — deferred tax assets	2,303	2,140
Valuation reserve	(62)	(61)
Total fixed assets — deferred tax assets	2,241	2,078
Total deferred tax assets	2,902	2,700
Deferred tax liabilities		
Long-term liabilities		
Prepaid pension costs	(1,560)	(2,696)
Reserve for deduction entry of property replaced by purchase	(1,486)	(1,466)
Special depreciation reserve	(34)	(27)
Unrealized valuation gain on other securities	(1,019)	(2,741)
Total long-term liabilities — deferred tax liabilities	(4,100)	(6,931)
Total deferred tax liabilities	(4,100)	(6,931)
Net deferred tax assets (liabilities)	(1,198)	(4,230)

	Previous fiscal year (As of November 30, 2004)	Current fiscal year (As of November 30, 2005)
2. The principal details of the material differences between the statutory effective tax rate and the actual burden tax rate after application of tax-effect accounting		
The statutory effective tax rate	42.0 %	40.7 %
(Adjustments)		
Permanent exclusion from expenses of entertainment expense and other	1.2%	1.5%
Tax free income of dividends receivable and other	(2.5) %	(2.4) %
Capita levy on inhabitant tax	1.0 %	1.3 %
Prior taxes and other	(0.6) %	(3.9) %
Actual burden tax rate after the application of tax effect accounting	41.1 %	37.3 %

Per Share Data

	Previous fiscal year (From December 1, 2003 to November 30, 2004)	Current fiscal year (From December 1, 2004 to November 30, 2005)
Shareholders' equity per share	¥ 750.44	¥ 777.57
Net income per share — primary	¥ 29.27	¥ 24.44
Net income per share — diluted	¥ 27.21	¥ 22.83

(Note) Calculation basis of net income per share and net income per share — diluted is as follows:

(Millions of yen)

	Previous fiscal year (From December 1, 2003 to November 30, 2004)	Current fiscal year (From December 1, 2004 to November 30, 2005)
Net income per share		
Net income	4,529	3,769
Amounts not attributable to common share	44	30
(Including directors' and corporate auditors' bonuses)	44	30
Net income attributable to common share	4,484	3,739
Weighted average number of common share	153,204 thousand shares	153,006 thousand shares
Net income per share — diluted		
Adjustments to net income	108	111
(Including interest expense after tax adjustment)	108	111
Increase of common share	15,619 thousand shares	15,619 thousand shares
(Including convertible bonds)	15,619 thousand shares	15,619 thousand shares
Summary of potential shares which were not included in calculation basis of net income per share — diluted because they do not have dilutive effects	(For stock option granted of total treasury stock number regulated article 210, No. 2 of Commercial Code before revision) 1,111,000 shares In addition, above stock option is stated in "IV. The Company, 1. Shares, (4) Stock Options."	(For stock option granted of total treasury stock number regulated article 210, No. 2 of Commercial Code before revision) 1,111,000 shares In addition, above stock option is stated in "IV. The Company, 1. Shares, (4) Stock Options."

Significant Subsequent Events

Previous fiscal year (From December 1, 2003 to November 30, 2004)	Current fiscal year (From December 1, 2004 to November 30, 2005)
Purchase of treasury stock For the purpose of executing the mobile capital policy, while complying with changes of the management circumstances, the Company received the approval for purchase of its own common shares by the resolution at the Board of Directors held on January 11, 2005, on the authorization of the Articles of Incorporation (Article 211-3 Paragraph 1 Item 2 of the Commercial Code). The terms of purchase The Company can purchase its own shares up to the maximum of 600,000 shares at a maximum cost of ¥ 600 million by the ending of the 92nd General Shareholders' Meeting on February 22, 2005. The execution 1. Method of purchase: Purchase on Tokyo Stock Exchange 2. Number of shares purchased: 205,500 shares 3. Purchase amount: ¥ 184 million 4. Purchase term: January 18, 2005 through January 25, 2005	None

(d) Supplementary Statements

1. Description of securities

(Shares)

(Millions of yen)

		Issue	Number of shares	Book value
Investment in securities	Other securities	Mizuho Financial Group, Inc.	2,307	2,027
		Kato Sangyo Co., Ltd.	840,329	1,705
		Nichirei Corporation	3,109,000	1,510
		Sumitomo Mitsui Financial Group, Inc.	1,124	1,271
		Kirin Brewery Co., Ltd.	814,500	1,046
		Mitsubishi UFJ Financial Group, Inc.	569	859
		Yoshinoya D&C Co., Ltd.	2,812	618
		SAHA PATHANAPIBUL PUBLIC Co., Ltd.	13,776,500	581
		Seven & I Holdings Co., Ltd.	118,737	498
		Ono Pharmaceutical Co., Ltd.	77,000	383
		Casio Computer Co., Ltd.	181,000	372
		Inageya Co., Ltd.	290,489	273
		140 issues including Hotel Okura Co., Ltd.	4,364,186	4,352
Total			23,578,555	15,501

(Bonds)

(Millions of yen)

		Name	Face value	Book value
Investment in securities	Held-to-maturity bonds	Euroyen bond issued by The Royal Bank of Scotland	1,000	1,000
Total			1,000	1,000

2. Description of fixed assets

(Millions of yen)

Item		Beginning balance	Increase	Decrease	Ending balance	Accumulated depreciation	Depreciation expense	Book value
Tangible fixed assets	Buildings	54,518	834	140	55,212	31,603	1,815	23,609
	Structures	6,439	133	60	6,512	4,641	217	1,871
	Machinery and equipment	70,660	3,955	2,156	72,459	56,134	4,251	16,325
	Auto and transportation equipment	57	1	4	55	50	0	4
	Tools, furniture and fixtures	4,028	207	122	4,114	3,469	184	644
	Land	15,822	357	8	16,171	—	—	16,171
	Construction in progress	1,314	2,753	2,698	1,369	—	—	1,369
	Total	152,843	8,244	5,192	155,895	95,899	6,468	59,996
Intangible fixed assets	Patent rights	—	—	—	88	88	4	—
	Leasehold rights	—	—	—	87	—	—	87
	Trademark	—	—	—	49	49	4	0
	Computer software	—	—	—	3,078	1,754	523	1,324
	Telephone rights and other	—	—	—	103	4	0	98
	Total	—	—	—	3,408	1,897	533	1,511
Long-term prepaid expenses		4,266	267	95	4,438	4,120	236	317
Deferred assets	—	—	—	—	—	—	—	—
	Total	—	—	—	—	—	—	—

(Notes) 1. Principal fixed assets increasing in the current year are as follows;

(Millions of yen)

Classification	Amount	Contents
Machinery and equipment	726	Manufacturing facilities of Tosu factory
	648	Manufacturing facilities of Goka factory
	604	Manufacturing facilities of Sengawa factory
Construction in progress	1,379	Plant facilities of new Fujiyoshida factory
	380	Research facilities of laboratory

2. Principal fixed assets decreasing in the current year are as follows;

(Millions of yen)

Classification	Amount	Contents
Machinery and equipment	401	Manufacturing facilities of Itami factory
	379	Manufacturing facilities of Nakagawara factory
	329	Manufacturing facilities of Tosu factory
	310	Manufacturing facilities of Koromo factory

3. The discription of beginning balance and increase and decrease of intangible fixed assets are omitted by the reason why those amounts are not more than 1% of total assets.

3. Description of capital stock and other

(Millions of yen)

Classification		Beginning balance	Increase	Decrease	Ending balance
Capital stock		24,104	—	—	24,104
Outstanding shares	Common shares (Note 2)	(155,464,515 shares) 24,104	(—) —	(—) —	(155,464,515 shares) 24,104
	Total	(155,464,515 shares) 24,104	(—) —	(—) —	(155,464,515 shares) 24,104
Capital surplus reserve and other capital surplus	(Capital surplus reserve)				
	Paid in surplus	28,268	—	—	28,268
	Profit from merger	1,134	—	—	1,134
	Reserve of revaluation	16	—	—	16
	Total	29,418	—	—	29,418
Earned surplus reserve and Voluntary retained earnings	(Earned surplus reserve)	3,115	—	—	3,115
	(Voluntary retained earnings)				
	Special depreciation reserve (Note 1)	61	6	18	49
	Reserve for deduction entry of property replaced by purchase (Note 1)	2,126	—	20	2,105
	Special account reserve for deduction entry of property replaced by purchase	59	—	—	59
	General reserve (Note 1)	52,200	2,500	—	54,700
	Total	57,562	2,506	38	60,030

(Notes) 1. Increase and decrease of voluntary retained earnings are caused by appropriation of retained earnings concerning the previous closing of accounts.
2. Number of treasury stock at end of the previous fiscal year was 2,264,343 shares, and that of the current fiscal year is 2,478,457 shares.

4. Description of reserve

(Millions of yen)

Classification	Beginning balance	Increase	Decrease		Ending balance
			Used with purpose	Other	
Allowance for doubtful accounts	826	117	10	(Note) 120	812
Reserve for sales rebates	968	726	968	—	726
Reserve for bonuses	245	258	245	—	258
Reserve for directors' and corporate auditors' retirement pay	948	111	604	—	455

(Note) Decrease — other ¥ 120 million on the column of allowance for doubtful accounts consists of reversal of allowance ¥ 81 million for individual accounts which were not necessary due to collection, and ¥ 38 million for general credits on the Corporate tax regulations.

(2) Principal Assets and Liabilities

Description of the principal titles of accounts in the balance sheet as of November 30,2005 is as follows:

Assets

Current assets

1. Cash and deposits

(Millions of yen)

Account	Amount
Cash on hand	8
Type of deposits	
Current deposits	10,171
Ordinary deposits	—
Notice deposits	—
Time deposits	—
Special deposits	1
Sub-total	10,173
Total	10,182

2. Notes receivable

(1) Customer

(Millions of yen)

Customer	Amount
Nipro Pharma Corporation	251
Fujikawa & Co., Ltd.	69
Daito Corporation	45
Morishita Jintan Co., Ltd.	33
Tokatu Foods Co., Ltd.	26
Other	159
Total	587

(2) Monthly maturity

(Millions of yen)

Item \ Maturity	December 2005	January 2006	February	On and after March	Total
Notes receivable	297	98	122	68	587

3. Accounts receivable — trade

(1) Customer

(Millions of yen)

Customer	Amount
Mitsubishi Corporation	3,489
Kato Sangyo Co., Ltd.	2,868
Q.P. Egg Corporation	2,691
Kokubu Co., Ltd.	1,843
Mitsui & Co., Ltd.	1,764
Other	21,637
Total	34,294

(2) Turnover of accounts receivable — trade

(Millions of yen)

Item	Amount
A. Beginning balance	35,395
B. Turnover	244,301
C. Ending balance	34,294
D. Collection	245,403
E. Collection ratio (D ÷ (A+B) x 100)	87.74 %
F. Turnover ratio (B ÷ {(A+C) ÷ 2})	7.01 times
G. Turnover period (365 ÷ F)	52.07 days

(Note) Consumption taxes are included in the above amounts.

4. Inventories

(Millions of yen)

Item	Amount
Purchased goods	
Canned foods	1,070
Egg products and other	1,158
Sub-total	2,228
Products	
Mayonnaise, dressings and other	1,516
Egg products	1,565
Sub-total	3,082
Raw materials	
Eggs and the yolk	1,042
Cooking oil and other	1,044
Sub-total	2,086
Work in progress	
Mayonnaise and other	80
Supplies	
Machine parts	233
Expendables for sale and other	120
Sub-total	354
Total	7,832

5. Short-term loans receivable to subsidiaries and affiliated companies

(Millions of yen)

Coporate name	Amount
Q.P. Egg Corporation	4,208
Kewpie Jyozo Co., Ltd.	2,422
Kanae Foods Co., Ltd.	2,338
Saika Co., Ltd.	1,740
Gourmet Delica Co., Ltd.	1,723
Other	12,832
Total	25,265

Fixed assets

Shares of subsidiaries and affiliated companies

(Millions of yen)

Issue	Amount
Kifuki U.S.A. Co., Inc.	9,207
K.R.S. Corporation	3,472
Nakashimato Co., Ltd.	1,448
Kewpie Jyozo Co., Ltd.	802
Potato Delica Co., Ltd.	543
Other	3,775
Total	19,249

Liabilities

Current liabilities

1. Accounts payable — trade

(Millions of yen)

Supplier	Amount
Nakashimato Co., Ltd.	6,820
Toshoku Ltd.	1,162
Kewpie Jyozo Co., Ltd.	1,116
Toyo Seikan Kaisha, Ltd.	1,053
Aohata Corporation	954
Other	10,007
Total	21,114

2. Short-term loans payable

(Millions of yen)

Corporate name	Amount
Sumitomo Mitsui Banking Corporation	3,180
Mizuho Corporate Bank, Ltd.	2,500
The Bank of Tokyo-Mitsubishi, Ltd.	1,800
San-ei Provisions Co., Ltd.	1,022
The Norinchukin Bank	784
Other	1,072
Total	10,358

Long-term liabilities

Bonds

(Millions of yen)

Name	Amount
The 1st unsecured bonds	10,000
Total	10,000

(3) Other

None

VI. Stock Information of Reporting Company

End of fiscal year	November 30
The General Shareholders' Meeting	Held in February
Record Date	November 30
Stock certificate denominations	6 denominations, including 100,000-share, 10,000-share, 1,000-share, 500-share, 100-share, and less than 100-share certificates
Interim dividend record date	May 31
Shares per trading unit	100
Stock transfer agency:	
Handling office	Stock Transfer Agency Dept., The Sumitomo Trust & Banking Co., Ltd. 4-4, Marunouchi 1-chome, Chiyoda-ku, Tokyo
Agent	The Sumitomo Trust & Banking Co., Ltd. 5-33, Kitahama 4-chome, Chuo-ku, Osaka
Customer contact	The Sumitomo Trust & Banking Co., Ltd. (head office and branchs nationwide) (Note 1)
Stock transfer fee	Free
Stock certificate issuance fee	Revenue stamp in equivalent amount plus ¥100
Purchase of stock in less than the minimum trading unit:	
Handling office	Stock Transfer Agency Dept., The Sumitomo Trust & Banking Co., Ltd. 4-4, Marunouchi 1-chome, Chiyoda-ku, Tokyo
Agent	The Sumitomo Trust & Banking Co., Ltd. 5-33, Kitahama 4-chome, Chuo-ku, Osaka
Customer contact	The Sumitomo Trust & Banking Co., Ltd. (head office and branchs nationwide) (Note 1)
Stock transfer fee	(Note 2)
Newspaper for announcements	The Nihon Keizai Shimbun (Note 3)
Shareholder privileges	Shareholders receive an annual gift of the Company's product(s), of a value determined by the number of shares in their possession as of November 30 of each year. More than 1,000 shares: Company product(s) valued at ¥3,000 More than 100 shares (but less than 1,000): Company product(s) valued at ¥1,000

(Notes) 1. The Company revised the rules governing share handling regulations with the passage of a resolution at the Board of Directors meeting held on November 16, 2005, under which additional agents were appointed for stock transfers and increased the number of offices for the purchase of shares amounting to less than the minimum trading unit (tangen) of shares. Two companies have been added to the list of transfer agents: Daiwa Securities Co., Ltd., and Japan Securities Agents, Ltd. (this includes the nationwide branch network of each company). (Effective from February 22, 2006)

2. The calculating method below shall be used to determine fees for purchase of stock in less than the minimum trading unit on the basis of the method below, in which total purchase fees per trading unit are divided by the total number of shares purchased and multiplied by the number of shares held by the shareholder in question.

(Calculation Method) Purchase prices per share, determined by the final TSE market price, are multiplied by the number of shares per trading unit, and the sum total amount derived therefrom is applied, as in the following table, to find the percentage fee charged.

Total amount	Percentage fee
¥1 million or less	1.150%
Over ¥1 million – ¥5 million	0.900%
Over ¥5 million – ¥10 million	0.700%
Over ¥10 million – ¥30 million	0.575%
Over ¥30 million – ¥50 million	0.375%

(Figures of less than ¥1 are rounded down.)

However, if the purchase fee per trading unit calculated above is less than ¥2,500, the fee shall be ¥2,500.

3. Announcement of earnings results: the Balance Sheet and the Statement of Income are posted on the Company's Web site (http://www.kewpie.co.jp/).
Through a resolution passed at the ordinary general meeting of shareholders held on February 22, 2006, the Articles of Incorporation were amended to allow for the notification of important corporate information via the Internet. In the event that the posting of public notices on the Company's Web site is impossible due to an accident or other unavoidable circumstances, the public notices shall be made by publication in the Nihon Keizai Shimbun, as before.

American Depositary Receipts:
Ratio (ADR : ORD): 1 : 2
Exchange: OTC (Over-the-Counter)
Symbol: QPCPY
CUSIP: 746941103
Depositary:
The Bank of New York
101 Barclay Street, New York, NY 10286, U.S.A.
Tel: (212) 815-2042
U.S. toll free: 888-269-2377 (888-BNY-ADRS)